SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

CTI MOLECULAR IMAGING, INC.

(Name of Subject Company)

CTI MOLECULAR IMAGING, INC.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

22943D105

(CUSIP Number of Class of Securities)

Jack H. McCall

General Counsel and Secretary

CTI Molecular Imaging, Inc.

810 Innovation Drive

Knoxville, Tennessee 37932

(865) 218-2000

(Name, Address, and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

with copies to:

Nils H. Okeson

Alston & Bird LLP

1201 West Peachtree Street

Atlanta, Georgia 30309

(404) 881-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION.

The name of the subject company is CTI Molecular Imaging, Inc., a Delaware corporation (the “Company” or “CTI”). The address of its principal executive offices is 810 Innovation Drive, Knoxville, Tennessee 37932, and its telephone number is (865) 218-2000.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, this “Statement”) relates is the common stock, $0.01 par value, of the Company, including the associated Series C Junior Participating Preferred Stock Purchase Rights (together, the “Shares”). As of March 31, 2005, there were 47,967,732 Shares issued and outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

The filing person is the subject company. The Company’s name, business address and business telephone number are set forth in Item 1 above and are incorporated herein by reference.

This Statement relates to the cash tender offer by MI Merger Co., a newly formed Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Siemens Medical Solutions USA, Inc., a Delaware corporation (“Parent”) and an indirect wholly owned subsidiary of Siemens Aktiengesellschaft, a German corporation (“Siemens AG”), to purchase all of the issued and outstanding Shares of the Company not already owned by Parent, Purchaser or any of their affiliates, for an amount equal to $20.50 per Share, net to the seller in cash, without interest thereon (the “Per Share Amount”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 1, 2005 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”). The Offer was commenced on April 1, 2005 and expires at 12:00 midnight, New York City time, on Thursday, April 28, 2005, unless it is extended in accordance with its terms. The Offer is conditioned on, among other things, there being validly tendered and not withdrawn before the expiration of the Offer that number of Shares that when added to Shares already beneficially owned by Parent and its direct and indirect subsidiaries constitutes a majority of the then outstanding Shares on a fully diluted basis.

The Offer to Purchase and the Letter of Transmittal, together with any amendments or supplements thereto, collectively constitute the “Offer.” The Offer is described in a Tender Offer Statement on Schedule TO (as amended and supplemented from time to time, together with the exhibits and annexes thereto, the “Schedule TO”), filed by Siemens AG, Parent and Purchaser with the Securities and Exchange Commission (the “Commission”) on April 1, 2005. The Offer to Purchase and related Letter of Transmittal have been filed as Exhibit (a)(1) and Exhibit (a)(2) hereto, respectively, and each is hereby incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated March 18, 2005, by and among the Company, Parent and Purchaser (as such agreement may from time to time be amended or supplemented, the “Merger Agreement”). The Merger Agreement provides that, following the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into the Company (the “Merger”), and the Company will be the surviving corporation in the Merger. In the Merger, each outstanding Share (other than Shares held by (i) the Company or any of its direct or indirect subsidiaries, (ii) Parent or Purchaser or any of their respective direct or indirect subsidiaries, and (iii) stockholders who are entitled to and have properly exercised their dissenters’ rights under Section 262 of the Delaware General Corporation Law (the “DGCL”)) shall be canceled and shall be converted automatically into the right to receive an amount equal to the Per Share Amount, without interest thereon (the “Merger Consideration”).

The Offer to Purchase states that the principal executive office of each of Purchaser and Parent is located at 51 Valley Stream Parkway, Malvern, Pennsylvania 19355, and that their telephone number is (610) 448-4500.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as described in this Schedule 14D-9 or incorporated herein by reference, to the knowledge of the Company, as of the date of this Schedule 14D-9, there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between the Company or its affiliates and (a) the Company’s executive officers, directors or affiliates or (b) Purchaser or Parent or their respective executive officers, directors or affiliates.

Certain contracts, agreements or understandings between the Company or its affiliates and (a) certain of its directors, executive officers or affiliates or (b) Purchaser or Parent or their respective executive officers, directors or affiliates are described in the Information Statement pursuant to Rule 14f-1 (the “Information Statement”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), attached hereto as Annex A and incorporated herein by reference.

Merger Agreement. The summary of the Merger Agreement contained in Section 10 of the Offer to Purchase, which is filed as Exhibit (a)(1) to this Statement and which is being mailed to stockholders together with this Statement, is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference.

Stockholders Support Agreements. Concurrently with the execution of the Merger Agreement, Parent and Purchaser entered into Stockholders Support Agreements dated as of March 18, 2005 (the “Stockholders Support Agreements”) with each of Terry D. Douglass, Ph.D., Ronald Nutt, Ph.D., Michael Phelps, Ph.D., Robert Nutt and certain persons affiliated with them (each a “Stockholder” and together, the “Stockholders”). Pursuant to the Stockholders Support Agreements, the Stockholders have agreed, subject to certain conditions, to tender all of their Shares in the Offer and have agreed to vote all of their Shares in favor of the Merger, if applicable. The summary of the Stockholders Support Agreements contained in Section 10 of the Offer to Purchase is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Stockholders Support Agreements, which have been filed as Exhibits (e)(2) through (e)(5) and are incorporated herein by reference.

Amendment of Change in Control Agreement. The Company previously entered into (i) a Change in Control Agreement dated December 17, 2002 (the “Brophy Agreement”) with R. Gregory Brophy, President of CTI PET Systems, Inc. (“CPS”), a subsidiary of the Company, 49.9% of the capital stock of which is owned by Parent, and (ii) a letter agreement dated August 2, 2002 (the “Brophy Letter”) with Mr. Brophy pertaining to his employment by the Company. Certain provisions of the Brophy Letter restrict Mr. Brophy’s ability, for a period of one year following a termination of his employment, to compete with the Company or to solicit the Company’s employees. In connection with the execution of the Merger Agreement, on March 18, 2005 the Company and Mr. Brophy entered into an Amendment No. 1 to Change in Control Agreement (the “Brophy Amendment”) to provide that these restrictions in the Brophy Letter will apply to Mr. Brophy under the Brophy Agreement. This summary is qualified in its entirety by reference to the Brophy Amendment, which has been filed as Exhibit (e)(6) to this Statement and is incorporated herein by reference.

Confidentiality Agreement. In connection with Parent’s due diligence investigation of Company, a Confidentiality Agreement, dated March 8, 2005 (the “Confidentiality Agreement”), was entered into between Company and Parent. The summary of the Confidentiality Agreement contained in Section 10 of the Offer to Purchase is incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Confidentiality Agreement, which has been filed as Exhibit (d)(7) to the Schedule TO and is incorporated herein by reference.

Rights Agreement. On May 21, 2002, the Company entered into a Stockholder Protection Rights Agreement (the “Rights Agreement”) with SunTrust Bank, Atlanta, as rights agent. Under the Rights Agreement, one stockholder right is attached to each share of Company common stock (a “Right”). The Rights are transferable only with the Company’s common stock until they become exercisable, are terminated or expire.

Each Right initially entitles the holder to purchase one ten-thousandth of a share of the Company’s Series C Junior Participating Preferred Stock (the “Series C Preferred Stock”) at an exercise price of $130, subject to adjustment. Each one ten-thousandth of a share of the Series C Preferred Stock issued upon the exercise of a Right will have one vote, voting together with the common stock, and will receive dividends at a rate equal to the dividends paid on any one share of common stock. In addition, each whole share of the Series C Preferred Stock is entitled to a quarterly dividend equal to the excess of $1.00 over the aggregate dividends received by each whole share of Series C Preferred Stock during the previous quarter. In the event of liquidation, the holders of Series C Preferred Stock will receive a preferred liquidation payment per whole share equal to the greater of $1.00 or the aggregate amount paid with respect to 10,000 shares of common stock.

The Rights will separate from the common stock upon the earlier of:

•	the tenth business day after the first date of public announcement that a person or group has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the Company’s outstanding common stock, such person or group referred to as an “acquiring person,” or such earlier or later date as determined by the Company’s Board of Directors; and

•	the tenth business day after a person or group commences a tender or exchange offer, the consummation of which would result in such person or group becoming an acquiring person.

The term “acquiring person” expressly excludes any person or group that beneficially owns 15% or more of the Company’s outstanding common stock as of May 21, 2002 until such person or group becomes the beneficial owner of more than an additional 5% of the Company’s outstanding common stock. The Rights that are beneficially owned by any person who becomes an acquiring person will be null and void.

If any person or group becomes an acquiring person, instead of one ten-thousandth of a share of Series C Preferred Stock, each Right, other than those rights beneficially owned by the acquiring person, will then represent the right to receive upon exercise an amount of common stock having a market value equal to twice the exercise price, subject to certain exceptions.

If after a person or group becomes an acquiring person, the Company is acquired in a merger or other business combination or 50% or more of the Company’s consolidated assets or earnings power are sold or transferred, in certain specified circumstances, each Right will represent, upon exercise, the right to receive that number of shares of the person acquiring the Company’s assets or issuing securities into which shares of common stock are being converted or exchanged having a value equal to twice the exercise price.

In addition, at any time after any person or group becomes an acquiring person, but before that person or group becomes the beneficial owner of 50% or more of the outstanding common stock, the Company’s Board of Directors may at its option exchange the Rights, in whole or in part, for common stock at an exchange ratio of one share of common stock per Right.

The exercise price payable, the amount of Series C Preferred Stock and common stock, cash or securities or assets issuable upon exercise of, or exchange for, Rights, and the number of outstanding Rights are subject to adjustment to prevent dilution if certain events occur.

In the event of any merger, consolidation, share exchange or other transaction in which shares of common stock are exchanged, each one ten-thousandth of a share of Series C Preferred Stock issued upon exercise of a Right will be entitled to receive the consideration paid with respect to each share of common stock.

The Company’s Board of Directors may terminate the Rights at any time until the tenth business day after the first date of public announcement that a person or group has become an acquiring person or such earlier or later date as the Board of Directors may fix in accordance with the terms of the Rights Agreement. The Company’s Board of Directors amended the Rights Agreement on March 17, 2005 so that none of the Merger Agreement, the making of the Offer, the acceptance for payment of Shares by Purchaser pursuant to the Offer, or the consummation of the Merger will result in the occurrence of any of the events described above. Pursuant to the amendment to the Rights Agreement, the Rights will expire at the effective time of the Merger.

This summary of the Rights Agreement is qualified in its entirety by reference to the Rights Agreement, which has been filed as Exhibit (e)(7), and the Amendment to the Rights Agreement, which has been filed as Exhibit (e)(8), to this Statement and which are incorporated by reference.

Company Stock Options. The Merger Agreement provides that as of the effective time of the Merger, each outstanding option to purchase Shares granted by the Company under the Company’s 1998 Restated Incentive Stock Option Plan, 2002 Long-Term Incentive Plan, and each stock option agreement granted otherwise than under such plans which will themselves constitute separate plans, each as amended through the date of the Merger Agreement (collectively, the “Company Stock Option Plans”) that is outstanding and unexercised, whether or not vested or exercisable, as of such date will be cancelled and the holder thereof will be entitled to receive an amount of cash, without interest, equal to the product of (i) the total number of Shares subject to such Company Stock Option multiplied by (ii) the excess, if any, of the Merger Consideration over the exercise price per share of such Company Stock Option (with the aggregate amount of such payment to the holder to be rounded to the nearest cent), less applicable withholding taxes, if any, required to be withheld with respect to such payment. The Merger Agreement further provides that between the date of the Merger Agreement and the effective time, the Company will take all necessary action, effective as of the effective time, to terminate the Company Stock Option Plans.

Company Restricted Stock. The Merger Agreement provides that as of the effective time of the Merger, each outstanding award of restricted stock granted by the Company, the restrictions of which have not lapsed immediately prior to the effective time, will become fully vested and the holder thereof will be entitled to receive an amount in cash, without interest, equal to the Merger Consideration, less applicable withholding taxes, if any, required to be withheld with respect to such payment.

Company Stock Units. The Merger Agreement provides that as of the effective time of the Merger, each deferred stock unit granted under the Company Stock Option Plans representing the right to receive shares of the Company’s common stock in the future (each a “Stock Unit”) that is outstanding as of immediately prior to the effective time, whether or not vested, will be cancelled and the holder thereof will be entitled to receive an amount in cash, without interest, equal to the product of the total number of shares underlying such Stock Unit, multiplied by the Merger Consideration, less applicable withholding taxes, if any, required to be withheld with respect to such payment.

Warrants. The Merger Agreement provides that, pursuant to the terms of each outstanding warrant to purchase shares of Company common stock issued to Mr. Gene McGrevin or issued pursuant to the Consulting and Sales Agency Agreement, dated March 22, 2002, between Jordan & Davis Partners LLC and the Company, as each may be amended with the consent of Parent (each a “Warrant”), upon exercise of a Warrant by the holder thereof in accordance with the terms thereof, (i) upon payment of the aggregate Warrant exercise price, the holder of each such Warrant shall be entitled to receive the Merger Consideration with respect to that number of shares of Company common stock issuable pursuant to such Warrant, or (ii) to the extent the holder of such Warrant elects a net issue exercise in accordance with the terms of such Warrant, the holder shall be entitled to receive the difference between the Merger Consideration with respect to that number of shares of Company common stock issuable pursuant to such Warrant less the aggregate Warrant exercise price.

Employee Stock Purchase Plan. The Merger Agreement provides that the Company will take all actions necessary to shorten any pending Offering Period (as such term is defined in the Company’s 2002 Employee Stock Purchase Plan (the “ESPP”)) by setting a new purchase date prior to the expiration of the current Offering Period, as of a date selected by Parent (which date will be the last day of a regular payroll period of the Company) (the “ESPP Date”). After the ESPP Date, all offering and purchase periods pending under the ESPP will be terminated and no new offering or purchasing periods will be commenced. In addition, the Company will take all actions as may be necessary and permissible under the ESPP in order to not allow any additional participants under the ESPP from and after the date of the Merger Agreement and to disallow any increase in then-existing participation levels.

Company Employee Benefit Plans. In the Merger Agreement, Parent has agreed that, during the period commencing with the effective time of the Merger and ending on December 31 of the calendar year in which the effective time occurs, employees of the Company and its subsidiaries will be offered participation in employee benefit plans, programs, policies and arrangements that are no less favorable in the aggregate to those provided under the applicable employee benefit plans (as defined in Section 3(3) of ERISA (excluding plans exempt under Section 201(2) of ERISA)), programs, policies and arrangements of the Company and its subsidiaries in effect at the effective time (collectively, “Current Plans”), except that nothing will (i) obligate or commit Parent or its subsidiaries to continue any particular Current Plan after the effective time or to maintain in effect any particular Current Plan or any level or type of benefits, (ii) obligate or commit Parent or its subsidiaries to provide any employee of the Company or any Subsidiary with any equity compensation pursuant to any equity compensation plans, programs or arrangements sponsored or provided by Parent or any of its subsidiaries or affiliates for the benefit of its employees, or (iii) prohibit Parent or its subsidiaries from making any changes to any Current Plans.

Indemnification of Directors and Officers. In the Merger Agreement, Parent has agreed that the provisions relating to indemnification, advancement of expenses and exculpation from liabilities in the Company’s By-laws and any written indemnification contract or agreement with the Company or any of its subsidiaries in effect on the date of the Merger Agreement will not, for a period of six years from the effective time of the Merger, be amended, repealed or otherwise modified in any manner that would adversely affect the rights of individuals who, at or prior to the effective time, were directors, officers, employees, fiduciaries or agents of the Company, unless such modification is required by law.

Directors’ and Officers’ Insurance. The Merger Agreement provides that Parent will cause the Company, after the effective time of the Merger, to maintain in effect for six years from the effective time of the Merger, directors’ and officers’ liability insurance on terms no less favorable than those of the Company’s directors’ and officer’s insurance policies as of the date of the Merger Agreement; provided, however, that, after the effective time of the Merger, the Company will not be required to expend more than an amount per year equal to 200% of annual premiums paid by the Company for such insurance prior to the effective time of the Merger.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

Recommendation of Our Board of Directors. At a meeting of the Board of Directors of the Company held on March 18, 2005, the Board, by unanimous vote (except for the abstention and non-participation of Wolf-Ekkehard Blanz, Ph.D., a Parent employee), (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company and its stockholders, (ii) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, and (iii) recommended that the Company’s stockholders accept the Offer and tender their Shares in the Offer and, if required, approve and adopt the Merger Agreement and the Merger. At such meeting, the Board also, among other things, approved the consummation of the transactions contemplated by the Merger Agreement and the Stockholders Support Agreements for purposes of the “merger moratorium” provisions contained in Section 203 of the DGCL and approved, for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, the disposition by the directors and executive officers of the Company of securities in the Offer and the Merger.

The Board of Directors of the Company unanimously (except for the abstention of Wolf-Ekkehard Blanz, Ph.D., a Parent employee) recommends that the Company’s stockholders accept the Offer and tender their Shares in the Offer.

A letter to the Company’s stockholders communicating the recommendation of the Board is included in the package with this Statement and the Offer to Purchase. The letter is also filed as Exhibit (a)(3) to this Statement and is hereby incorporated herein by reference.

Background of the Offer; Contacts with Parent and Purchaser. In 1987, the Company entered into a joint venture agreement with Parent pursuant to which Parent acquired 49.9% of the outstanding capital stock of CTI PET Systems, Inc., the Company’s clinical scanner manufacturing subsidiary (“CPS”). The joint venture agreement contains a put/call provision pursuant to which Parent has the right to purchase, and the Company has a right to require Parent to purchase, from the Company up to that number of shares of CPS common stock necessary to bring Parent’s aggregate ownership interest in CPS to 80%. The put/call provision becomes exercisable upon CPS selling in excess of a specified cumulative number of clinical scanners. While it is impossible to determine precisely when the put/call provision will become exercisable, based upon the Company’s current forecasts, the Company expects the target amount of cumulative sales to be reached during the second half of fiscal year 2006. If the put/call right is exercised and Parent’s aggregate ownership interest in CPS increases to 80%, Parent would have sufficient voting control over CPS to effect a merger of CPS with another Parent-controlled entity and acquire the remaining 20% from the Company. The joint venture agreement and the put/call provision are described in greater detail under the heading “Certain Relationships and Related Transactions—Our Relationship with Parent, Purchaser and Siemens” in the Information Statement included as Annex A to this Statement, and such description is incorporated herein by reference.

At the February 10, 2004 and May 11, 2004 regularly scheduled meetings of the Company’s Board, the Board and management discussed various strategic and business initiatives to prepare for the CPS put/call event and to maximize stockholder value in connection with any exercise of the CPS put/call provision.

In June 2004, Dr. Ronald Nutt, the Company’s Chief Executive Officer, and Mr. R. Gregory Brophy, President of CPS, met with Mr. Michael Reitermann, President of Parent’s Nuclear Medicine Division, to discuss the eventual transition of the CPS business to Parent and the possibility of dividing the Company’s businesses into two separate and independent companies through a spin-off of the Company’s molecular biomarker business to the Company’s stockholders. As contemplated, the two independent companies would consist of: (i) the clinical scanner business comprised of CPS, the detector materials business, the calibration sources business and the scanner service organization (collectively, the “Clinical Scanner Business”); and (ii) the molecular biomarker business comprised of P.E.T.Net Pharmaceuticals, Inc. (radiopharmaceuticals), CTI Concorde Microsystems, LLC (animal research scanners), Mirada Solutions Limited (software applications), Molecular Technologies, Inc. (new biomarker development), the equipment sales organization and the cyclotron business (collectively, the “Molecular Biomarker Business”). This potential restructuring is sometimes referred to as the “Spin-Off.”

In July 2004, Dr. Terry D. Douglass, the Company’s Chairman, Dr. Nutt and Dr. Michael Phelps, one of the Company’s directors, met with Mr. Reitermann and Dr. Hermann Requardt, Executive Vice President of the Siemens Medical Solutions Operating Group of Siemens AG, to discuss the timing and expectations with respect to the CPS put/call event and the strategic focus of the Company following its divestiture of CPS.

In August 2004, the Company contacted Parent and Siemens Medical Solutions Operating Group of Siemens AG, and discussed the potential restructuring and division of its businesses into two separate publicly traded companies.

On August 10, 2004, at a regularly scheduled meeting of the Company’s Board, Company management and the Board evaluated and discussed the Spin-Off and the possibility that Parent would purchase the Clinical Scanner Business in connection with the Spin-Off. Following the discussion, the Board authorized management to continue to evaluate the merits of the Spin-Off and to engage financial advisors to aid in the evaluation. In addition, the Board appointed a negotiating committee consisting of Mr. Brophy and David N. Gill, the Company’s Chief Financial Officer (the “Negotiating Committee”), and authorized Dr. Nutt, Dr. Douglass and Mr. Roy Doumani, the Company’s Vice Chairman and lead independent director, to act as Board advisors to the Negotiating Committee.

On September 3, 2004, the Company entered into an agreement for Bear, Stearns & Co. Inc. (“Bear Stearns”) to serve as its exclusive financial advisor with respect to the possible sale of the Company or other strategic alternatives, including the possible sale or spin-off of certain of the Company’s businesses.

On September 20-21, 2004, in Erlangen, Germany, representatives of the Company and Bear Stearns met with representatives of Parent, Siemens AG and Goldman Sachs, Parent’s financial advisor, to further discuss the possibility of the Spin-Off and the simultaneous acquisition by Parent of the Clinical Scanner Business.

Following the September 2004 meetings in Germany and during September and October 2004, representatives of Parent and the Company exchanged financial and operational information regarding the Clinical Scanner Business and, to a more limited extent, the Molecular Biomarker Business.

On October 27-28, 2004, Company management accompanied by representatives of Bear Stearns traveled to Frankfurt, Germany to discuss the possible sale of the Clinical Scanner Business with representatives of Parent and Goldman Sachs.

On November 10, 2004, at a regularly scheduled meeting of the Company’s Board, Company management provided a review of the status of management’s continued evaluation of the Spin-Off, the Company’s discussions with Parent, potential alternatives available to the Company and a proposed schedule for the Spin-Off of the Company’s Molecular Biomarker Business. After discussions, the Board determined that the Spin-Off continued to be an attractive alternative to the Company and its stockholders and authorized Dr. Nutt to determine whether Parent remained interested in acquiring the Clinical Scanner Business and, if so, whether they were prepared to offer an acceptable valuation.

On November 29, 2004, Dr. Nutt, Dr. Douglass and Mr. Brophy met with Dr. Requardt and Mr. Reitermann at the Radiological Society of North America conference in Chicago, Illinois to discuss the Company’s position regarding the Spin-Off and the potential sale of the Clinical Scanner Business to Parent.

On December 8, 2004, Dr. Nutt received a letter from Dr. Requardt presenting Parent’s conditional, non-binding indication of interest to acquire for $645 million all of the Company’s businesses other than the radiopharmaceutical, cyclotron, biomarker and software businesses. This indication of interest included both the Clinical Scanner Business and the Company’s animal research scanner business. On December 9, 2004, the Company rejected this proposal.

On December 20-21, 2004, representatives of Parent, along with their legal and financial advisors, met in Knoxville, Tennessee with representatives of the Company and Bear Stearns to further review the specifics of Parent’s indication of interest and the parties’ respective views regarding the valuation of the Clinical Scanner Business and the potential timing of the proposed Spin-Off.

On December 31, 2004, a telephonic meeting was held between Dr. Requardt and Dr. Nutt to discuss the parties’ respective transaction and valuation requirements.

On January 6, 2005, the Company received a further revised proposal from Parent confirming the key points of the telephone conversation of December 31, 2004 and revising Parent’s non-binding indication of interest. The revised indication of interest contemplated a purchase price of $750 million for the Company’s Clinical Scanner Business, excluding the animal research scanner business. The indication of interest remained subject to due diligence, negotiation of definitive agreements, satisfactory resolution of issues arising from the proposed Spin-Off and certain other conditions. The indication of interest also contemplated a non-competition agreement from the Company’s Molecular Biomarker Business proposed to be spun off.

Beginning on January 10, 2005, representatives of the Company participated in a series of due diligence meetings with representatives of Parent, and Parent’s legal and financial advisors conducted a due diligence investigation of the Company’s Clinical Scanner Business.

On January 20-21, 2005, Parent provided the Company with initial drafts of certain proposed transaction agreements pursuant to which the Molecular Biomarker Business would be spun off into an independent publicly traded company concurrently with Parent’s acquisition of the remainder of the Company, consisting of the Company’s Clinical Scanner Business and the equipment sales organization.

On February 8, 2005, at a regularly scheduled meeting of the Company’s Board of Directors, Company management reviewed and discussed with the Board the status of the on-going discussions with Parent and the associated plans for the Spin-Off. After discussion, the Board directed management to continue pursuing discussions with Parent regarding the potential sale of the Company’s Clinical Scanner Business and to simultaneously continue to pursue the Spin-Off of the Company’s Molecular Biomarker Business.

On February 11, 2005, the Company responded to Parent with proposed revisions to Parent’s initial draft of certain transaction agreements, and Parent delivered to the Company an initial draft of an agreement governing intellectual property matters between the Clinical Scanner Business and the Molecular Biomarker Business following the proposed Spin-Off.

Following this exchange of draft transaction agreements, the parties mutually acknowledged the complexity of the open issues and the considerable uncertainty regarding their ability to reach agreement on several critical issues presented by the proposed separation of the Company’s Clinical Scanner Business and Molecular Biomarker Business. This led the parties to begin considering the possibility of a transaction involving Parent’s purchase of the Company in its entirety, with no Spin-Off of the Molecular Biomarker Business.

On March 4, 2005, Dr. Requardt contacted Dr. Nutt by telephone and indicated that Parent would be interested in proposing a transaction to acquire all of the Company’s businesses through a merger. Dr. Requardt also communicated that Parent would require a due diligence review of the Company’s businesses that had not been included in the previous diligence exercise and Parent would require certain noncompetition covenants from several key executives of the Company.

Effective March 8, 2005, Parent and the Company signed a mutual confidentiality agreement containing customary provisions.

In addition, on March 8, 2005, Siemens AG, on behalf of Parent, delivered a preliminary proposal to the Company to acquire the Company in its entirety for $20 per share in cash, subject to the satisfactory completion of additional due diligence regarding that portion of the Company not previously reviewed by Parent in its prior due diligence investigation of the Clinical Scanner Business. Based on the number of shares of Company common stock outstanding on a fully diluted basis, Parent’s proposal reflected an equity value for the Company of just over $1 billion.

On March 10, 2005, additional due diligence meetings began and continued through March 13, 2005 at the Company’s headquarters in Knoxville, Tennessee.

On March 10, 2005, Parent delivered an initial draft of a proposed Merger Agreement to the Company.

On March 12, 2005, Parent delivered to the Company an initial draft of a proposed form of Stockholders Support Agreement (including individual non-competition and non-solicitation covenants) to be entered into by Dr. Nutt, Dr. Douglass, Dr. Phelps, Mr. Brophy and Mr. Robert Nutt.

On March 14, 2005, Parent conducted additional due diligence at the location of the Company’s software business in Oxford, England.

Also on March 14, 2005, a special meeting of the Company’s Board of Directors was held to discuss the latest proposal from Parent and the Company’s position with respect thereto. At this meeting, the Company’s outside counsel addressed the Board regarding its fiduciary responsibilities in connection with the proposed transaction. Dr. Blanz, a Parent employee, did not participate in this meeting.

On March 15, 2005, representatives of Parent and the Company met in New York City to negotiate the terms of Parent’s proposed Merger Agreement. In addition, Parent commenced negotiations of the proposed Stockholders Support Agreements with counsel for the respective stockholders from whom such agreements had been requested.

Also on March 15, 2005, Mr. Goetz Steinhardt of the Siemens Medical Solutions Operating Group of Siemens AG and Mr. Kenneth R. Meyers, Associate General Counsel of Siemens Corporation, met in New York City with Dr. Nutt, Mr. Gill and a representative of Bear Stearns to discuss the transaction, including the proposed offer price.

On March 16, 2005, Mr. Steinhardt contacted Dr. Nutt by telephone and indicated that Siemens AG would be willing to raise its offer price to $20.25 per share in cash, subject to agreement on the terms of a definitive Merger Agreement, final authorization from the Siemens AG Supervisory Board, and receipt of satisfactory Stockholder Support Agreements from Dr. Nutt, Dr. Douglass, Dr. Phelps, and Robert Nutt. Dr. Nutt indicated that such price most likely would not be acceptable to the Company’s Board of Directors.

On March 17, 2005, the parties continued to negotiate the final terms of the Merger Agreement with Mr. Steinhardt contacting Dr. Nutt by telephone to indicate that, subject to final authorization from the Siemens AG Supervisory Board, Parent would be prepared to increase its offer to $20.50 per share. In addition, Parent continued to engage in negotiations with each of Dr. Nutt, Dr. Douglass, Dr. Phelps and Robert Nutt, and their respective legal counsel, regarding the terms of the proposed Stockholders Support Agreements. In lieu of a Stockholders Support Agreement from Mr. Brophy, Parent sought confirmation from Mr. Brophy that his existing non-competition covenant with the Company would continue to apply under Mr. Brophy’s Change in Control Agreement.

Also, on March 17, 2005, a special meeting of the Company’s Board of Directors was held in order to update the Board on the status of the negotiations. At this meeting, representatives of Bear Stearns presented a detailed analysis of the financial terms of Parent’s proposed offer, and representatives of Alston & Bird LLP presented a detailed summary of the terms of the proposed Merger Agreement. Dr. Blanz, a Parent employee, did not participate in this meeting.

During the early morning of March 18, 2005, Parent communicated to representatives of the Company an offer of $20.50 per share in cash. The Company’s Board of Directors held a special meeting to consider this latest offer and to review the final terms of the proposed Merger Agreement and the written opinion of Bear Stearns, dated as of March 18, 2005. At the special meeting, the Board unanimously approved (except for the abstention and non-participation of Dr. Blanz, an employee of Parent) Parent’s offer of $20.50 per share in cash and authorized Dr. Nutt to enter into the Merger Agreement on behalf of the Company. Early in the morning on March 18, 2005, Parent, Purchaser and the Company executed the final Merger Agreement, Dr. Nutt, Dr. Douglass, Dr. Phelps and Robert Nutt entered into Stockholders Support Agreements, and Mr. Brophy amended his existing Change in Control Agreement with the Company to acknowledge the continuation of the covenant not to compete restrictions contained in his employment offer letter. Shortly thereafter, the parties issued a joint press release to announce the transaction on March 18, 2005.

Reasons for the Recommendation of Our Board of Directors. The Company’s Board of Directors approved the Merger Agreement and the transactions contemplated by it, including the Offer and the Merger, and recommends that the Company’s stockholders accept the Offer and tender their Shares in the Offer, for the following reasons:

•	Fairness of the Transaction; Presentation and Opinion of Financial Advisor: The Board considered at length the amount of consideration to be received by the holders of Shares pursuant to the Offer and the Merger and believes the terms of the Offer and Merger are fair to and are in the best interests of the Company’s stockholders. The Board considered a presentation from Bear Stearns and the written opinion of Bear Stearns, dated as of March 18, 2005, to the effect that, as of such date, based upon and subject to the considerations and assumptions set forth therein, the $20.50 per share to be received by holders of Shares, other than Siemens AG or any of its direct or indirect subsidiaries, pursuant to the Offer and the Merger is fair, from a financial point of view, to such holders. A copy of the written opinion rendered by Bear Stearns to the Board, setting forth the procedures followed, the matters considered and the assumptions made by Bear Stearns in arriving at its opinion, is attached as Annex B to this Statement and incorporated in this Statement by reference. Stockholders are urged to read this opinion in its entirety. Such opinion addresses only the fairness from a financial point of view of the consideration to be received by the Company’s stockholders in the Offer and the Merger and does not constitute a recommendation to any stockholder as to whether to tender shares in the Offer or to vote in favor of the Merger. The Board was aware that Bear Stearns becomes entitled to certain fees described in Item 5 of this Statement upon the rendering of its opinion and upon the consummation of the transaction.

•

Other Alternatives: The Board considered at length the process leading to the Offer and the Merger and possible alternatives to the Offer and the Merger, including the possible spin-off of the Company’s Molecular Biomarker Business into a separate and independent public company; the range of possible benefits to the Company’s stockholders and other constituencies of pursuing such an alternative; the expected timing and likelihood of accomplishing such an alternative; and the various risks and uncertainties relating to such an alternative. Because of the existence of the joint venture agreement with Siemens, and the related CPS put/call provision, the probability and feasibility of finding an attractive alternative candidate for a merger with or acquisition of the Company in its entirety was considered remote to highly unlikely.

•	Removal of Uncertainty Relating to the Put/Call Provision: For the three-month periods ended December 31, 2004, and December 31, 2003, approximately 55.3% and 50.6%, respectively, of the Company’s consolidated revenues were derived from the sale of PET equipment manufactured by the Company’s 50.1% owned subsidiary, CPS. Parent owns the remaining 49.9% of CPS pursuant to a joint venture agreement that the Company entered into with Parent in 1987. The joint venture agreement includes a put/call provision that provides Parent with an option to acquire from the Company for cash up to an 80% interest in CPS, if and when CPS achieves specified unit sales volumes. It is impossible to state definitively when the put/call provision will become exercisable; however, the Company currently believes that the specified sales volumes would be met during the second half of fiscal year 2006. If Parent were to exercise the put/call provision and increase its ownership interest in CPS to 80%, its resulting voting control over CPS would give it the ability to cause CPS to engage in a transaction the effect of which would be a purchase by Parent of the Company’s remaining 20% ownership interest in CPS. Thus, the put/call provision effectively gives Parent the ability to acquire 100% of CPS. The exercise of the put/call provision would have eliminated a large portion of the Company’s revenues, operations and assets, including some valuable employees and intellectual property assets relating to the manufacture and development of PET scanners. Accordingly, the exercise of the put/call provision could have had a material adverse effect on the Company. In addition, the existence of the put/call provision, even if not exercised, could negatively impact the market price of the Company’s common stock and limit the Company’s ability to enter into transactions or business relationships with companies that have competitive PET products. Further, there could be no assurance that the proceeds received on exercise of the put/call provision would adequately compensate the Company for the loss of control of CPS or include a control premium. Finally, the valuation and appraisal methodology established under the joint venture agreement specified no precise formula or valuation method, thus providing considerable uncertainty regarding the price Parent would ultimately pay upon exercise of the put/call provision.

•	Tax Gains on Exercise of Put/Call: In the event of a sale of CPS under the put/call provision, a corporate level federal income tax of 35% would be triggered on the proceeds received by the Company. The Company’s low tax basis in CPS would create a significant corporate level taxable gain to the Company. A potential spin-off of the Company’s Molecular Biomarker Business would not fully eliminate the potential tax liability.

•	Expiration of LSO Patent: The Company licenses the exclusive right to use lutetium oxyorthosilicate, or LSO, technology from Schlumberger Technology Corporation, the owner of the LSO patent, until such time as the LSO patent expires in October 2008. While LSO is currently the only lutetium-based scintillator material commercially sold in the PET industry, it may be possible for others to produce a lutetium-based detector without violating the Schlumberger patent and, therefore, the Company’s exclusive license. In addition, the expiration of the LSO patent could have a negative effect on the Company’s product positioning and differentiation, average realized sales prices and overall scanner market share.

•

Scanner Distribution Aspects: Effective May 1, 2004, the Company, CPS, and Parent executed an agreement appointing the Company as Parent’s non-exclusive sales representative to solicit purchases of Siemens-branded PET and PET/CT scanners manufactured by CPS in the United States. This agreement provides for the Company to cease direct distribution of PET and PET/CT scanners, with the exception of certain rights retained in South Korea and Japan. In compliance with this agreement, the Company ceased direct distribution of CPS’s scanner products and terminated its sub-distribution agreements outside of the U.S. as required (except for certain agreements the Company is permitted to retain in

South Korea and Japan). Following this change, the Company’s economic dependence on Parent as a third party distributor has increased. As a result of this agency agreement, Parent has the ability to control distribution of the Company’s clinical scanners to a greater degree than was previously the case, including a greater degree of influence on the placement of orders, timing, pricing and visibility of the Company’s clinical scanner sales.

•	Recent and Historical Trading Activity. The $20.50 per Share to be received by the Company’s stockholders in the Offer and the Merger exceeds recent and historical market prices for the Shares. Over the twelve months prior to the Board’s decision to approve the Offer and the Merger, the closing market prices of the Shares ranged from a low of $7.51 per Share to a high of $18.76 per Share. On March 17, 2005, the date immediately preceding the date on which the Board approved the Offer and the Merger, the Shares closed at a price of $17.53 per Share. Thus, the Offer and the Merger will enable holders of the Shares to realize a 16.9% premium over the closing price of the common stock one day prior to the date of the Merger Agreement and a 60.9% premium over the average closing price of the common stock during the twelve months prior to the date of the Merger Agreement.

•	Certainty and Timing. The Offer and the Merger are subject to relatively minimal conditions and afford the Company’s stockholders the opportunity to receive cash for their Shares sooner than would be the case under alternative methods of structuring the transaction or under alternative transactions, such as the proposed Spin-Off. The Board believes that the other strategic alternatives discussed above—such as awaiting the exercise of the put/call provision under the joint venture agreement with Parent, or pursuing a spin-off of the Company’s Molecular Biomarker Business into a separate company—would entail greater risk than the Offer and the Merger and would require significantly more time to be completed.

The preceding discussion of the reasons for the Board’s recommendation is not intended to be exhaustive, although it does set forth the principal reasons for the Board’s recommendation. The Board did not assign relative or specific weights to the above factors or determine that any factor was of special importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, it is possible that different members of the Board assigned different weights to the various factors described above.

Intent to Tender. After reasonable inquiry and to the best knowledge of the Company, each director and executive officer of the Company who owns Shares intends to tender in the Offer all such Shares that each such person owns of record or beneficially, other than such Shares, if any, that any such person beneficially owns pursuant to stock options that the person elects not to exercise. Upon the completion of the Merger, pursuant to the Merger Agreement, each outstanding option to purchase Shares issued by the Company to its officers, directors and other employees pursuant to the Company’s Stock Option Plans, whether vested or unvested, will be cancelled and the holder thereof will receive an amount of cash, without interest, equal to the product of (i) the total number of Shares subject to such Company Stock Option multiplied by (ii) the excess, if any, of the Merger Consideration over the exercise price per share of such Company Stock Option (with the aggregate amount of such payment to the holder to be rounded to the nearest cent), less applicable withholding taxes, if any, required to be withheld with respect to such payment. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Company Stock Options.” Based on the execution of the Stockholders Support Agreements, the Company believes that the stockholders party to such agreements will tender in the Offer all of the Shares held by them that are subject to such agreements.

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Bear Stearns is acting as the Company’s exclusive financial advisor in connection with the Offer and the Merger. Pursuant to the terms of Bear Stearns’ engagement letter dated September 3, 2004, the Company has agreed to pay Bear Stearns for its financial advisory services (i) an opinion fee equal to $1.5 million payable on March 18, 2005, which was the day on which Bear Stearns rendered an opinion with respect to the fairness of the Offer and the Merger (the “Fairness Opinion”), and (ii) a transaction fee equal to 0.80% of the Aggregate

Consideration and (iii) a performance bonus equal to 0.05% of the Aggregate Consideration in the event such Aggregate Consideration exceeds $650 million. The fees referred to in clauses (ii) and (iii) above are payable upon the acquisition of 50% or more of the Company’s outstanding voting securities. Based upon the purchase price of $20.50 per Share in connection with the Offer and Merger, the Company expects to pay Bear Stearns a total fee of approximately $9 million.

Under the terms of the engagement letter, “Aggregate Consideration” is defined as the total fair market value, at the time of closing, of all consideration (including, without limitation, cash, securities, or any other form of consideration to be paid by the acquiring party to the Company and the holders of its securities plus the amount of funded debt or preferred stock assumed or acquired as part of the Merger).

In addition, the Company has agreed to reimburse Bear Stearns for its reasonable out-of-pocket expenses (including reasonable fees and disbursements of counsel, and of other consultants and advisors retained by Bear Stearns, although no other consultants or advisors have been retained to date) incurred during its engagement and to indemnify Bear Stearns against certain liabilities, including liabilities under federal securities laws, arising out of Bear Stearns’ engagement.

Bear Stearns, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. In the ordinary course of business, Bear Stearns and its affiliates may actively trade or hold the securities of the Company and Siemens AG and its direct and indirect subsidiaries for their own account or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. Bear Stearns acted as joint-lead underwriter in connection with the Company’s initial public offering in 2002.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to the Company’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

On February 1, 2005, the Company granted options to purchase an aggregate of 15,000 Shares for an exercise price of $14.73 per Share to two non-officer employees. On February 10, 2005, the Company granted options to purchase an aggregate of 3,250 Shares for an exercise price of $17.35 per Share to two non-officer employees. On March 10, 2005, the Company granted options to purchase 1,000 Shares for an exercise price of $16.12 per Share to a non-officer employee. On March 17, 2005, the Company’s Board approved and set aside a pool of 25,000 shares of restricted stock awards under the Company’s 2002 Long-Term Incentive Plan, to be allocated among one or more officers and employees of the Company as determined by the Compensation Committee of the Company’s Board on March 31, 2005.

On February 1, 2005, pursuant to a 10b5-1 plan, Michael E. Phelps sold 13,461 shares in 33 separate transactions, at prices ranging from $16.56 to $17.31 per share. On February 7, 2005, pursuant to a 10b5-1 plan, Michael E. Phelps sold 13,461 shares in 47 separate transactions, at prices ranging from $18.42 to $18.84 per share. On February 14, 2005, pursuant to a 10b5-1 plan, Michael E. Phelps sold 13,461 shares in 25 separate transactions, at prices ranging from $17.58 to $18.18 per share.

No other transactions in Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company, other than the execution and delivery of the Merger Agreement and the Stockholders Support Agreements.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Except as set forth herein or in the portions of the Offer to Purchase incorporated herein by reference, the Company is not currently undertaking or engaging in any negotiations in response to the Offer that relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth herein or in the portions of the Offer to Purchase incorporated herein by reference, there are no transactions, resolutions of the Company’s Board, agreements in principle, or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION.

The information set forth in the Offer to Purchase and the related Letter of Transmittal, filed as Exhibits (a)(1) and (a)(2) herewith, is incorporated herein by reference.

Delaware General Corporation Law. The Company is incorporated under the laws of the State of Delaware. The following provisions of the DGCL are therefore applicable to the Offer and the Merger.

Short Form Merger. Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after the completion of the Offer without a vote by the Company’s stockholders. However, if Purchaser does not acquire at least 90% of the outstanding Shares pursuant to the Offer or otherwise, a vote by the Company’s stockholders will be required under the DGCL to effect the Merger. As a result, the Company will be required to comply with the federal securities laws and regulations governing votes of its stockholders. Among other things, the Company will be required to prepare and distribute an information statement and, as a consequence, a longer period of time will be required to effect the Merger. This will delay payment of the Merger Consideration to stockholders who do not tender their Shares in the Offer. It is a condition to the completion of the Offer that the number of Shares tendered, when added to the number of Shares already owned by Parent, and its direct and indirect subsidiaries constitutes a majority of the then outstanding Shares on a fully diluted basis (“the Minimum Tender Condition”). In addition, Parent and Purchaser have agreed to cause all of the Shares acquired by them in the Offer or otherwise owned by them, if any, to be voted in favor of the adoption of the Merger Agreement. If the Minimum Tender Condition shall have been satisfied and the Offer is consummated, the Shares owned by Purchaser would represent more than a majority of the outstanding Shares, comprising voting power sufficient to adopt the Merger Agreement without the vote of any other stockholder. Accordingly, adoption of the Merger Agreement would be assured.

Appraisal Rights. Holders of the Shares will not have appraisal rights in connection with the Offer. However, if the Merger is consummated, holders of Shares at the time of the Merger who comply with all statutory requirements and do not vote in favor of the Merger will have the right pursuant to the provisions of Section 262 of the DGCL to dissent from the Merger and demand an appraisal of their Shares. Dissenting stockholders who comply with the applicable statutory procedures will be entitled, under Section 262 of the DGCL, to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value of the Shares. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the amount of the Merger Consideration or the market value of the Shares. The value so determined could be more or less than the Merger Consideration.

Appraisal rights cannot be exercised at this time. In connection with the Merger, the Company will provide additional information to the holders of Shares concerning their appraisal rights and the procedures to be followed in order to perfect their appraisal rights before any action has to be taken in connection with such rights.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any dissenters’ rights under the DGCL. The preservation and exercise of dissenter’s rights require strict adherence to the applicable provisions of the DGCL.

Merger Moratorium Law. Section 203 of the DGCL prevents an “interested stockholder” (generally defined as a person that beneficially owns 15% or more of a corporation’s voting stock) from engaging in a “business combination” (which includes a merger, consolidation, a sale of a significant amount of assets, and a sale of stock) with a Delaware corporation for three years following the date such person became an interested stockholder unless:

•	before such person became an interested stockholder, the board of directors of the corporation approved either the transaction in which the interested stockholder became an interested stockholder or the business combination;

•	upon consummation of the transaction in which the interested stockholder became an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares outstanding, stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or

•	following the transaction in which such person became an interested stockholder, the business combination is (i) approved by the board of directors of the corporation and (ii) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66% of the outstanding voting stock of the corporation not owned by the interested stockholder.

The Board of Directors of the Company approved the transactions contemplated by the Merger Agreement and the Stockholders Support Agreements for purposes of Section 203 of the DGCL at its meeting held on March 18, 2005, as described in Item 4 of this Statement above. The restrictions of Section 203 of the DGCL will therefore not apply to the transactions contemplated by the Merger Agreement or the Stockholders Support Agreements.

Antitrust Laws. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares by Purchaser pursuant to the Offer is subject to such requirements.

Pursuant to the requirements of the HSR Act, Parent filed a Premerger Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC on March 25, 2005. The waiting period applicable to the purchase of Shares by Purchaser pursuant to the Offer will expire at 11:59 P.M., New York City time, on Monday, April 11, 2005, unless such waiting period is earlier terminated by the FTC and the Antitrust Division. However, before such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from Parent. Parent has requested early termination of the waiting period applicable to the Offer. There can be no assurance, however, that the waiting period will be terminated early. If either the FTC or the Antitrust Division request additional information or documentary material from Parent with respect to the Offer, the waiting period will be extended until 11:59 P.M., New York City time, 10 days after Parent’s substantial compliance with such request. Thereafter, such waiting period can be extended only by court order.

The consummation of the Merger is also contingent upon the inapplicability of the suspensive effect under Section 41 of the German Act Against Restraints on Competition (the “German Regulation”) to the Offer, the Merger and the transactions contemplated under the Merger Agreement. Under German laws and regulations relating to the regulation of monopolies and competition, certain acquisition transactions may not be consummated in Germany unless certain information has been furnished to the German Federal Cartel Office

(the “FCO”) and certain waiting period requirements have been satisfied without issuance by the FCO of an order to refrain. The purchase of the Shares by Purchaser pursuant to the Offer and the consummation of the Merger may be subject to such requirements. Under such laws, the FCO has one month (unless earlier terminated by the FCO) from the time of filing of such information with the FCO to clear the Offer and the Merger or to advise the parties of its intention to investigate the Offer and the Merger in-depth, in which case the FCO has four months from the date of filing in which to take steps to oppose the Offer and the Merger. According to the German Regulation, the purchase of the Shares pursuant to the Offer may not be consummated before the end of the one-month period, and, provided that the FCO has informed the parties about the initiation of an in-depth review within such period, before the end of the four-month period or its agreed upon extension, unless the FCO has given its clearance to the transaction in writing before the end of any such period. In the course of its reviews, the FCO will examine whether the proposed acquisition of the Shares by Purchaser pursuant to the Offer would create a dominant market position or strengthen an already existing dominant position in Germany. If the FCO makes such a finding, it will act to prohibit the transaction. While the Company does not believe that there is any basis for the FCO to investigate the Offer and the Merger in-depth, there can be no assurance that the FCO will not investigate or oppose the transactions or that the FCO will not extend the waiting period.

Purchaser’s Offer to Purchase states that Purchaser will not be required to accept for payment any Shares tendered pursuant to the Offer until, among other conditions, (i) the expiration or earlier termination of the applicable waiting period under the HSR Act and (ii) the suspensive effect under the German Regulation no longer applies. If Purchaser’s acquisition of Shares is delayed pursuant to a request by the Antitrust Division or the FTC for additional information or documentary material pursuant to the HSR Act or pursuant to an in-depth review under the German Regulation, the Offer may be extended.

The Antitrust Division and the FTC frequently scrutinize the legality under U.S. antitrust laws of transactions such as Purchaser’s acquisition of Shares pursuant to the Offer. Private parties, individual states and foreign countries may also bring legal actions under domestic or foreign antitrust laws. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, what the result will be. See Section 14 of Purchaser’s Offer to Purchase entitled “Certain Conditions of the Offer” for a description of the conditions to the Offer, including conditions with respect to litigation and certain governmental actions.

Recent Litigation. On March 22, 2005, a complaint was filed against the Company and the members of the Company’s Board in the Chancery Court for Knox County, Tennessee, Sixth Judicial District at Knoxville, Tennessee. The complaint purports to be brought as a class action on behalf of the Company’s stockholders. The complaint alleges that the Company’s Board breached their fiduciary duties by approving the Merger Agreement and the transactions contemplated thereby. The complaint seeks, among other things, injunctive relief preventing the Company from consummating the transactions contemplated by the Merger Agreement and an award of attorneys’ fees. The Company believes the complaint is without merit.

ITEM 9. EXHIBITS.

Exhibit	Description
(a)(1)	Offer to Purchase, dated April 1, 2005 (incorporated herein by reference to Exhibit (a)(1) to the Schedule TO filed by Siemens AG, Parent and Purchaser with the Commission on April 1, 2005).

(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(2) of the Schedule TO filed by Siemens AG, Parent and Purchaser with the Securities and Exchange Commission on April 1, 2005).

(a)(3)	Letter to Stockholders of the Company, dated April 1, 2005.

(a)(4)	Joint Press Release of Parent and the Company, dated March 18, 2005, announcing the signing of the Merger Agreement (incorporated herein by reference to the press release filed under cover of Schedule 14D-9 by the Company on March 18, 2005).

Exhibit	Description

(a)(5)	Joint Press Release of Parent and the Company, dated April 1, 2005, announcing the commencement of the Offer (incorporated by reference to Exhibit (a)(9) to the Tender Offer Statement on Schedule TO filed by Siemens AG with the Commission on April 1, 2005).

(e)(1)	Agreement and Plan of Merger, dated as of March 18, 2005, by and among the Company, Purchaser and Parent (incorporated herein by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed with the Commission on March 24, 2005).

(e)(2)	Stockholders Support Agreement, dated as of March 18, 2005, among Siemens Medical Solutions USA, Inc., MI Merger Co., Terry D. Douglass, Ph.D., Revocable Charitable Trust of Terry and Rosann Douglass, Vision Investments, LLC, and Pro Vision Foundation (incorporated herein by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the Commission on March 24, 2005).

(e)(3)	Stockholders Support Agreement, dated as of March 18, 2005, among Siemens Medical Solutions USA, Inc., MI Merger Co., Ronald Nutt, Ph.D., Ron & Earleene Nutt Irrevocable Trust, Grantor Retained Annuity Trust For Ronald Nutt, RN Investments, LLC, Randii Nichole Goble Present Interest Trust, Ronald James Goble Present Interest Trust, Zoe Eve Nutt Present Interest Trust, Richard Alexander Goble Present Interest Trust, Randall Carter Nutt Present Interest Trust, Robert Daniel Nutt Present Interest Trust, and John Brooks Nutt Present Interest Trust (incorporated herein by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed with the Commission on March 24, 2005).

(e)(4)	Stockholders Support Agreement, dated as of March 18, 2005, among Siemens Medical Solutions USA, Inc., MI Merger Co., Michael E. Phelps, Ph.D., and Patricia E. Phelps (incorporated herein by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K filed with the Commission on March 24, 2005).

(e)(5)	Stockholders Support Agreement, dated as of March 18, 2005, among Siemens Medical Solutions USA, Inc., MI Merger Co., Robert E. Nutt, and Robert E. Nutt Irrevocable Trust (incorporated herein by reference to Exhibit 10.4 of the Company’s Current Report on Form 8-K filed with the Commission on March 24, 2005).

(e)(6)	Amendment No. 1 to Change in Control Agreement, dated March 18, 2005, between CTI Molecular Imaging, Inc. and R. Gregory Brophy (incorporated herein by reference to Exhibit 10.5 of the Company’s Current Report on Form 8-K filed with the Commission on March 24, 2005).

(e)(7)	Stockholder Protection Rights Agreement, dated May 21, 2002, by and between the Company and SunTrust Bank, Atlanta, as Rights Agent (incorporated herein by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-1 (Reg. No. 333-85714)).

(e)(8)	First Amendment to Stockholder Protection Rights Agreement, dated March 17, 2005, between the Company and SunTrust Bank, Atlanta, as Rights Agent (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Commission on March 24, 2005).

(e)(9)	Change in Control Agreement, dated May 15, 2002, between the Company and Terry D. Douglass (incorporated herein by reference to Exhibit 10.40 to the Company’s Registration Statement on Form S-1 (Reg. No. 333-85714)).

(e)(10)	Change in Control Agreement, dated May 15, 2002, between the Company and Ronald Nutt (incorporated herein by reference to Exhibit 10.41 to the Company’s Registration Statement on Form S-1 (Reg. No. 333-85714)).

(e)(11)	Amendment, dated December 9, 2003, to Change in Control Agreement between the Company and Ronald Nutt (incorporated herein by reference to Exhibit 10.21 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2003).

(e)(12)	Change in Control Agreement, dated May 15, 2002, between the Company and David Gill (incorporated herein by reference to Exhibit 10.42 to the Company’s Registration Statement on Form S-1 (Reg. No. 333-85714)).

Exhibit	Description

(e)(13)	Change in Control Agreement, dated December 17, 2002, between the Company and R. Gregory Brophy (incorporated herein by reference to Exhibit 10.25 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2002).

(e)(14)	Change in Control Agreement, dated December 9, 2003, between the Company and Cliffreda W. Gilreath (incorporated herein by reference to Exhibit 10.22 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2004).

(e)(15)	Change in Control Agreement, dated October 12, 2004, between the Company and Mark S. Andreaco (incorporated herein by reference to Exhibit 10.1 to Amendment No. 2 to the Company’s Annual Report on Form 10-K/A for the fiscal year ended September 30, 2004).

(e)(16)	Change in Control Agreement, dated February 1, 2005, between the Company and Joseph C. Sardano (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated February 1, 2005, and filed with the Commission on March 31, 2005).

(e)(17)	Letter Agreement, dated January 11, 2002, between the Company and David N. Gill (incorporated herein by reference to Exhibit 10.18 to the Company’s Registration Statement on Form S-1 (Reg. No. 333-85714)).

(e)(18)	Letter Agreement, dated August 2, 2002, between the Company and R. Gregory Brophy (incorporated herein by reference to Exhibit 10.30 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2002).

(e)(19)	Employment Agreement, dated April 27, 2004, between the Company and Joseph Sardano (incorporated herein by reference to Exhibit 10.25 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2004).

(e)(20)	Form of Indemnity Agreement between the Company and directors and certain officers (incorporated herein by reference to Exhibit 10.46 to the Company’s Registration Statement on Form S-1 (Reg. No. 333-85714)).

(e)(21)	CTI, Inc. 1998 Restated Incentive Stock Option Plan (incorporated herein by reference to Exhibit 10.11 to the Company’s Registration Statement on Form S-1 (Reg. No. 333-85714)).

(e)(22)	Form of Incentive Stock Option Agreement under the CTI, Inc. 1998 Restated Incentive Stock Option Plan (incorporated herein by reference to Exhibit 10.12 to the Company’s Registration Statement on Form S-1 (Reg. No. 333-85714)).

(e)(23)	CTI Molecular Imaging, Inc. 2002 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.24 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002).

(e)(24)	Form of Incentive Stock Option Agreement under the CTI Molecular Imaging, Inc. 2002 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.34 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2002).

(e)(25)	Form of Restricted Stock Agreement under the CTI Molecular Imaging, Inc. 2002 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.35 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2002).

(e)(26)	CTI Molecular Imaging, Inc. 2002 Employee Stock Purchase Plan (incorporated herein by reference to Exhibit 10.17 to the Company’s Registration Statement on Form S-1 (Reg. No. 333-85714)).

(e)(27)	Stock Restriction and Non-Competition Agreement, dated April 9, 2001, between the Company and Terry Douglass (incorporated herein by reference to Exhibit 10.31 to the Company’s Registration Statement on Form S-1 (Reg. No. 333-85714)).

Exhibit	Description

(e)(28)	Stock Restriction and Non-Competition Agreement, dated April 9, 2001, between the Company and Ronald Nutt (incorporated herein by reference to Exhibit 10.32 to the Company’s Registration Statement on Form S-1 (Reg. No. 333-85714)).

Annex A	Information Statement of the Company, dated April 1, 2005.

Annex B	Fairness Opinion of Bear Stearns.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2005

CTI MOLECULAR IMAGING, INC.

By:	/S/ RONALD NUTT
Name: Ronald Nutt, Ph.D. Title: President and Chief Executive Officer

ANNEX A

CTI Molecular Imaging, Inc.

Information Statement Pursuant to

Section 14(f) of the Securities Exchange Act of 1934

and Rule 14f-1 Thereunder

This information statement is being mailed on or about April 1, 2005 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) of CTI Molecular Imaging, Inc., a Delaware corporation (“we,” “us,” “our,” or “CTI” in this information statement). You are receiving this information statement in connection with the possible election of persons designated by MI Merger Co. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Siemens Medical Solutions USA, Inc., a Delaware corporation (“Parent”) and an indirect wholly owned subsidiary of Siemens Aktiengesellschaft (“Siemens AG”), to at least a majority of the seats on CTI’s Board of Directors (the “Board” or the “Board of Directors”).

On March 18, 2005, we entered into an Agreement and Plan of Merger with Parent and Purchaser (as such agreement may from time to time be amended or supplemented, the “Merger Agreement”), pursuant to which Purchaser is required to commence a tender offer to acquire all of the issued and outstanding shares of our common stock, $0.01 par value, including the associated Series C Junior Participating Preferred Stock Purchase Rights (the “Shares”) not already owned by Parent, Purchaser or any of their affiliates, for an amount equal to $20.50 per Share, net to the seller in cash, without interest thereon (the “Per Share Amount”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 1, 2005 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”). The Offer to Purchase and the Letter of Transmittal, together with any amendments or supplements thereto, collectively constitute the “Offer.” The Offer is described in a Tender Offer Statement on Schedule TO (as amended and supplemented from time to time, together with the exhibits and annexes thereto, the “Schedule TO”), filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on April 1, 2005. Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to our stockholders and are filed as Exhibits (a)(1) and (a)(2), respectively to the Schedule TO.

The Merger Agreement provides that, following the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into CTI (the “Merger”); CTI will be the surviving corporation in the Merger and will become a wholly owned subsidiary of Parent. In the Merger, each outstanding Share (other than Shares held in treasury by CTI, or held by Parent, Purchaser or any of their respective subsidiaries, or held by stockholders who are entitled to and have properly exercised their dissenters’ rights under Section 262 of the Delaware General Corporation Law (the “DGCL”)) shall be canceled and shall be converted automatically into the right to receive an amount equal to the Per Share Amount, without interest thereon (the “Merger Consideration”).

Concurrently with the execution of the Merger Agreement, Parent and Purchase entered into Stockholders Support Agreements dated as of March 18, 2005 (the “Stockholders Support Agreements”) with the following persons (the “Stockholders”):

•	Terry D. Douglass, Ph.D., Chairman of CTI’s Board of Directors, and certain other persons affiliated with Dr. Douglass;

•	Ronald Nutt, Ph.D., CTI’s President and Chief Executive Officer, and certain other persons affiliated with Dr. Nutt;

•	Michael E. Phelps, Ph.D., a member of CTI’s Board of Directors, and his wife; and

•	Robert E. Nutt, President of CTI’s subsidiary CTI Concorde Microsystems, LLC, and certain other persons affiliated with Mr. Nutt.

Pursuant to the Stockholders Support Agreements, the Stockholders have agreed, subject to certain conditions, to tender all of their Shares to Parent in the Offer and have agreed to vote all of their Shares in favor of the Merger and against any competing transaction. In addition, each of the Stockholders agreed to certain non-competition and non-solicitation provisions for a period of three years after the effective time of the Merger.

The Offer, the Merger and the Merger Agreement are more fully described in the Statement to which this information statement is annexed as Annex A, which was filed by CTI with the SEC on April 1, 2005.

This information statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement. Information set forth herein related to Parent, Purchaser or the Purchaser Designees (as identified herein) has been provided by Parent. You are urged to read this information statement carefully. You are not, however, required to take any action in connection with the matters set forth herein. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Statement.

Pursuant to the Merger Agreement, Purchaser commenced the Offer on April 1, 2005. The Offer is scheduled to expire at 12:00 midnight, New York City time, on Thursday, April 28, 2005, unless extended in accordance with its terms.

GENERAL INFORMATION REGARDING THE SHARES

The Shares are the only class of equity securities of CTI outstanding that is entitled to vote at a meeting of our stockholders. Each Share is entitled to one vote. As of March 17, 2005, there were 47,956,322 Shares issued and outstanding, of which 47,316,322 Shares are entitled to be voted at any meeting of our stockholders. According to our bylaws, Shares belonging to CTI, or to another corporation in which CTI directly or indirectly holds a majority of the shares of that corporation entitled to vote in the election of directors, are neither entitled to vote nor may be counted for quorum purposes at meetings of CTI stockholders. Accordingly, the 640,000 Shares owned by CTI PET Systems, Inc. (“CPS”), a joint venture of CTI (which owns 50.1% of CPS) and Parent (which owns 49.9% of CPS), are not entitled to vote.

As of April 1, 2005, the date of this information statement, Parent owns 894,906 Shares and Purchaser owns no Shares.

PURCHASER’S RIGHT TO DESIGNATE DIRECTORS TO CTI’S BOARD OF DIRECTORS

The Merger Agreement provides that promptly upon the purchase by Purchaser of Shares pursuant to the Offer and from time to time thereafter, Purchaser, subject to compliance with Section 14(f) of the Exchange Act, shall be entitled to designate up to such number of directors, rounded to the next whole number, on our Board of Directors as shall give Purchaser representation on our Board equal to the product (a) the total number of directors on our Board of Directors (giving effect to the directors elected as described in this sentence) multiplied by (b) the ratio of the number of Shares beneficially owned by Purchaser or its affiliates to the number of Shares then outstanding. At such times, we must promptly take all actions necessary to cause Purchaser’s designees to be elected or appointed to our Board of Directors, including increasing the size of our Board (subject to the provisions of our Certificate of Incorporation and Bylaws) or obtaining the resignation of such number of its current directors as is necessary.

At such times, we must use our best efforts to cause persons designated by Purchaser to constitute the same percentage of (i) each committee of our Board of Directors, (ii) the board of directors of each of our subsidiaries and (iii) each committee of each subsidiary board, in each case only to the extent permitted by applicable law and the rules of the Nasdaq National Market. Notwithstanding the foregoing, from the closing of the Offer until the effective time of the Merger, we must use our best efforts to ensure that at least two members of our Board and each committee of our Board who are not employees of CTI remain members of our Board and of such committees.

The following table sets forth certain information with respect to the individuals Purchaser may designate to serve on CTI’s Board of Directors (each, a “Purchaser Designee”), including the citizenship, business address, current principal occupation or employment, and five-year employment history of each:

Name	Age Citizenship	Present principal occupation or employment; material positions held during past five years	Business Address
Erich Reinhardt	58 Germany	Senior Vice President of Siemens AG and Chairman of Parent	(1)

Hermann Requardt	50 Germany	Executive Vice President of Siemens Medical Solutions Operating Group of Siemens AG, and Director and Vice Chairman of Parent	(1)

Goetz Steinhardt	61 Germany	Corporate Vice President and Group Executive of Siemens Medical Operating Group of Siemens AG	(1)

Thomas N. McCausland	62 USA	President and Chief Executive Officer of Customer Solutions Group of Parent	(2)

Georg Obermeyer	49 Germany	Chief Financial Officer of Customer Solutions Group of Parent since December 2004. Vice President of Accounting and Controlling of Siemens Medical Solutions Operating Group of Siemens AG prior thereto.	(2)

Michael Reitermann	42 Germany	President of Nuclear Medicine Group of Parent since 2002. Vice President of Marketing and Sales, X-Ray Division of Parent prior thereto.	(3)

Jochen Schmitz	38 Germany	Chief Financial Officer of Nuclear Medicine Group of Parent since December 2004. Head of Performance Controlling of Siemens Medical Solutions Operating Group of Siemens AG. Corporate Controller of Siemens AG prior thereto.	(3)

Edward Grady	52 USA	Vice President of Corporate Finance of Parent	(2)

James Ruger	52 USA	Associate General Counsel of Siemens Corporation and Secretary of Parent	(2)

*	Represents less than one percent of the outstanding Shares.
(1)	The business address of the named individual is Siemens AG, Henkestrasse 127, D-91050 Erlangen, Germany.
(2)	The business address of the named individual is Siemens Medical Solutions USA, Inc., 51 Valley Stream Parkway, Malvern, PA 19355-1406.
(3)	The business address of the named individual is Siemens Medical Solutions USA, Inc., 2501 North Barrington Road, Suite 200, Hoffman Estates, IL 60195.

Parent and Purchaser have informed us that each of the individuals listed above has consented to act as a director of us, if so designated. If necessary, Purchaser may choose additional or other Purchaser Designees, subject to the requirements of Rule 14f-1. None of the Purchaser Designees is currently a director of, or holds any position with, CTI. Parent and Purchaser have advised us that, to their knowledge, none of the Purchaser Designees has a familial relationship with any of our directors or executive officers or beneficially owns any of our securities or any rights to acquire any such securities. We have been advised by Parent and Purchaser that, to their knowledge, none of the Purchaser Designees has been involved in any transactions with CTI or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules and regulations of the SEC, other than transactions between Parent, Purchaser and CTI that have been described in the Schedule TO or the Statement.

PRINCIPAL STOCKHOLDERS

Our only outstanding class of voting securities is the Shares. In the following table, we show the number of Shares beneficially owned as of March 31, 2005 (except as otherwise noted) by each of the following:

1.	Each person who beneficially owns more than 5% of the Shares, to the extent known by our management,

2.	Each of our directors and executive officers, and

3.	All of our directors and executive officers as a group.

In accordance with the SEC’s rules, beneficial ownership as disclosed in the table includes Shares currently owned as well as Shares which the named person has the right to acquire beneficial ownership of within 60 days, through the exercise of options, warrants or other rights.

Name and Address (1)	Amount and Nature of Beneficial Ownership (2)		Percentage of Shares Outstanding (3)
Terry D. Douglass, Ph.D.	6,829,938	(4)	14.4%
Ronald Nutt, Ph.D.	2,746,666	(5)	5.8
R. Gregory Brophy	368,978	(6)	*
David N. Gill	327,286	(7)	*
Cliffreda W. Gilreath	220,085	(8)	*
Joseph C. Sardano	143,036	(9)	*
Mark S. Andreaco	38,453	(10)	*
Wolf-Ekkehard Blanz, Ph.D.	0	(11)	—
Roy Doumani	33,586	(12)	*
James R. Heath, Ph.D.	33,586	(13)	*
Leroy E. Hood, M.D., Ph.D.	40,172	(14)	*
Hamilton Jordan	99,096	(15)	*
William W. McInnes	31,450	(16)	*
Michael E. Phelps, Ph.D.	2,545,315	(17)	5.3
Columbia Wanger Asset Management, L.P.	2,837,700	(18)	6.0
Wellington Management Company, LLP	2,912,600	(19)	6.2
All directors and executive officers as a group (14 persons)	13,397,211	(20)	28.0

*	Represents less than one percent of the outstanding Shares .

(1)	If no address is given, the named individual is an executive officer or director of CTI Molecular Imaging, Inc., whose business address is 810 Innovation Drive, Knoxville, TN 37932-2571.

(2)

Shares that a person has the right to acquire within 60 days of March 31, 2004 are deemed outstanding for computing the percentage ownership of the person having the right to acquire such Shares, but are not deemed outstanding for computing the percentage ownership of any other person. Except as indicated by a note, each stockholder listed in the table has sole voting and investment power as to the Shares held by that person.

(3)	As of March 31, 2005, there were 47,327,732 Shares issued and outstanding and entitled to vote.

(4)	Dr. Douglass’s beneficial ownership includes 932,010 Shares held by the Douglass Revocable Charitable Trust, 4,950,000 Shares held by Vision Investments, LLC, 59,846 Shares subject to options exercisable within 60 days, and 5,000 Shares subject to deferred stock units (“DSUs”) entitling him to receive a number of Shares on the fifth anniversary of the date of grant unless he elects to defer receipt of the stock until the termination of his service on our Board of Directors. DSUs are discussed in more detail below under the heading “Compensation of Directors.” Dr. Douglass is the managing member of Vision Investments, LLC, and in this capacity he has the authority to vote and dispose of the Shares held by Vision Investments, LLC.

(5)	Dr. Nutt’s beneficial ownership includes 1,160,000 Shares held by RN Investments, LLC, and 9,002 Shares subject to options exercisable within 60 days. Dr. Nutt is the managing member of RN Investments, LLC, and in this capacity he has the authority to vote and dispose of the Shares held by RN Investments, LLC.

(6)	Mr. Brophy’s beneficial ownership includes 37,956 Shares issued as restricted stock pursuant to our 2002 Long-Term Incentive Plan that have not vested and 293,067 Shares subject to options which are exercisable within 60 days.

(7)	Mr. Gill’s beneficial ownership includes 3,200 Shares held by his daughter, 3,200 Shares held by his son, and 227,886 Shares subject to options exercisable within 60 days.

(8)	Ms. Gilreath’s beneficial ownership includes 38,334 Shares issued as restricted stock pursuant to our 2002 Long-Term Incentive Plan that have not vested and 146,268 Shares subject to options which are exercisable within 60 days.

(9)	Mr. Sardano’s beneficial ownership includes 5,000 Shares issued as restricted stock pursuant to our 2002 Long-Term Incentive Plan that have not vested and 131,667 Shares subject to options which are exercisable within 60 days.

(10)	Mr. Andreaco’s beneficial ownership includes 38,307 Shares subject to options which are exercisable within 60 days.

(11)	Dr. Blanz is the Vice President of Product Lifecycle Management for the Oncology Care Systems Group of Parent, which owns 894,906 Shares. Dr. Blanz disclaims beneficial ownership of the Shares held by Parent. Dr. Blanz’s business address is 4040 Nelson Avenue, Concord, CA 94520. Parent’s ownership of Shares is discussed in more detail above under the heading “General Information Regarding the Shares,” and our relationship with Parent is discussed in more detail below under the heading “Certain Relationships and Related Transactions—Our Relationships with Parent, Purchaser, and Siemens AG.”

(12)	Mr. Doumani’s beneficial ownership consists of 24,727 Shares subject to options exercisable within 60 days and 8,859 Shares subject to DSUs entitling him to receive a number of Shares on the fifth anniversary of the date of grant unless he elects to defer receipt of the stock until the termination of his service on the MTI board of directors.

(13)	Dr. Heath’s beneficial ownership consists of 24,727 Shares subject to options exercisable within 60 days and 8,859 Shares subject to DSUs entitling him to receive a number of Shares on the fifth anniversary of the date of grant unless he elects to defer receipt of the stock until the termination of his service on the MTI board of directors.

(14)	Dr. Hood’s beneficial ownership consists of 26,313 Shares subject to options exercisable within 60 days, 5,000 Shares subject to DSUs entitling him to receive a number of Shares on the fifth anniversary of the date of grant unless he elects to defer receipt of the stock until the termination of his service on our Board of Directors, and 8,859 Shares subject to DSUs entitling him to receive a number of Shares on the fifth anniversary of the date of grant unless he elects to defer receipt of the stock until the termination of his service on the MTI board of directors.

(15)	Mr. Jordan’s beneficial ownership includes 27,096 Shares subject to options exercisable within 60 days and 72,000 Shares subject to warrants held by Jordan & Davis Partners, LLC (“Jordan & Davis”) exercisable within 60 days. Mr. Jordan is a member of Jordan & Davis and disclaims beneficial ownership in the Shares held by that entity except to the extent of his pecuniary interest. Mr. Jordan’s relationship with Jordan & Davis is discussed in more detail below under the heading “Certain Relationships and Related Transactions—Our Relationships.”

(16)	Mr. McInnes’s beneficial ownership consists of 26,450 Shares subject to options exercisable within 60 days and 5,000 Shares subject to to DSUs entitling him to receive a number of Shares on the fifth anniversary of the date of grant unless he elects to defer receipt of the stock until the termination of his service on our Board of Directors.

(17)	Dr. Phelps’s beneficial ownership includes 64,875 Shares held by his wife, 95,125 Shares held by the Grantor Retained Annuity Trust for Michael Phelps, 95,125 Shares held by the Grantor Retained Annuity Trust for Patricia Phelps, 298,780 Shares subject to options exercisable within 60 days, 5,000 Shares subject to DSUs entitling him to receive a number of Shares on the fifth anniversary of the date of grant unless he elects to defer receipt of the stock until the termination of his service on our Board of Directors, and 8,859 Shares subject to DSUs entitling him to receive a number of Shares on the fifth anniversary of the date of grant unless he elects to defer receipt of the stock until the termination of his service on the MTI board of directors.

(18)	Beneficial ownership of Columbia Wanger Asset Management, L.P. (“WAM”) includes Shares attributable to WAM and Shares attributable to WAM Acquisition GP, Inc., the general partner of WAM (“WAM GP”). WAM and WAM GP report that they have shared voting power and shared dispositive power over these Shares. The business address of WAM and WAM GP is 227 West Monroe Street, Suite 3000, Chicago, IL 60606. This information is contained in a Schedule 13G/A filed by WAM and WAM GP with the SEC on February 11, 2005. We have no reason to believe that the information contained in the Schedule 13G was inaccurate when filed.

(19)	Beneficial ownership of Wellington Management Company, LLP (“WMC”) includes Shares attributable to Wellington Trust Company, NA (“WTC”), a wholly owned subsidiary of WMC. WMC reports that, in its capacity as investment adviser, it may be deemed to beneficially own 2,912,600 Shares which are held of record by clients of WMC. WMC has shared voting power over 2,454,100 Shares and shared dispositive power over 2,192,600 Shares. The business address of WMC and WTC is 75 State Street, Boston, MA 02109. This information is contained in a Schedule 13G filed by WMC with the SEC on February 14, 2005. We have no reason to believe that the information contained in the Schedule 13G was inaccurate when filed.

(20)	Beneficial ownership for all directors and officers includes 76,290 Shares issued as restricted stock pursuant to our 2002 Long-Term Incentive Plan that have not vested, 1,3279,157 Shares subject to options which are exercisable within 60 days, 20,000 Shares subject to DSUs entitling the holder to receive a number of Shares on the fifth anniversary of the date of grant unless he or she elects to defer receipt of the stock until the termination of his or her service on our Board of Directors, 35,436 Shares subject to DSUs entitling the holder to receive a number of Shares on the fifth anniversary of the date of grant unless he or she elects to defer receipt of the stock until the termination of his or service on the MTI board of directors, and 72,000 Shares issuable upon exercise of warrants which are exercisable within 60 days.

Section 16(a) Beneficial Ownership Reporting Compliance

The federal securities laws require our directors and executive officers and persons who beneficially own more than 10% of a registered class of our equity securities to file initial reports of ownership and reports of changes in ownership of our securities with the SEC. The SEC also requires that persons required to file these forms must furnish us with copies of the forms they file.

Based solely on our review of the copies of these forms received by us and representations from certain reporting persons that no other reports were required to be filed, we believe that all of our directors and executive officers complied with the SEC’s beneficial ownership reporting requirements for our fiscal year ended September 30, 2004 with the following exceptions:

1.	On November 25, 2003, stock option grants were made to Dr. Nutt, Mr. Gill, Ms. Gilreath, and Mr. Thomas J. Hook (who was serving at the time as our Senior Vice President and President of CTI Solutions). The Form 4s required with respect to these transactions were not timely filed.

2.	On June 23, 2004, the third party trustee of The Ron Nutt Grantor Retained Annuity Trust dated April 1, 2002 distributed Shares to Dr. Nutt to satisfy the trust’s obligation to make an annual fixed annuity payment, resulting in an involuntary acquisition of beneficial ownership by Dr. Nutt. The Form 5 required with respect to this transaction was not timely filed.

BOARD OF DIRECTORS

Directors of CTI

CTI’s Certificate of Incorporation provides that the Board of Directors of CTI will consist of not less than six nor more than nine directors, as determined from time to time by resolution of the Board of Directors. The size of the Board of Directors is currently fixed at nine.

CTI’s Certificate of Incorporation also divides the Board of Directors into three classes. Directors in each class serve staggered three-year terms, so that approximately one third of the terms of the directors expire each year. The current classes of directors and their terms of office are:

CLASS I Term expiring in 2006	CLASS II Term expiring in 2007	CLASS III Term expiring in 2005
Terry D. Douglass, Ph.D. Roy Doumani William W. McInnes	Wolf-Ekkehard Blanz, Ph.D. Hamilton Jordan Michael E. Phelps, Ph.D.	James R. Heath, Ph.D. Leroy E. Hood, M.D., Ph.D. Ronald Nutt, Ph.D.

Class III Directors – Terms expiring 2005:

James R. Heath, Ph.D., 43. Dr. Heath has served as a director of CTI since April 2003; he presently serves as a member of the Audit Committee of the Board of Directors. He is the Elizabeth W. Gilloon Professor of Chemistry at the California Institute of Technology (“Caltech”), and Professor of Molecular & Medical Pharmacology at University of California at Los Angeles (“UCLA”). While studying at Rice University, he was the principal graduate student involved in the discovery of C60 and the class of all carbon molecules known as the fullerenes; his graduate advisor shared the 1996 Nobel Prize in Chemistry for this discovery. From 1988 to 1991, Dr. Heath was a Miller Postdoctoral Fellow at the University of California at Berkeley. He was a member of the technical staff at IBM’s Watson Labs from 1991 to 1994. In 1994, Dr. Heath joined the faculty of UCLA as an Assistant Professor, and was promoted to tenure in 1996 and to Professor in 1997. His primary scientific research over the past 10 years has been in the area of nanoscience. Dr. Heath’s work on molecular electronics circuitry was cited by the journal Science as Breakthrough of the Year 2000. He has received several scientific awards, including the 2000 Julius Springer Award for Applied Physics, the 2000 Feynman Prize in Nanotechnology, and the 2001 Raymond and Beverly Sackler Prize in the Physical Sciences, and a 2002 commendation from Scientific American as one of the top 50 technologists in the U.S. Dr. Heath has published approximately 110 papers in reviewed scientific journals and holds seven issued patents. He is a co-founder of NanoSys, Inc. and a previous member of the Defense Science Board. Dr. Heath holds a Bachelor of Science degree in chemistry from Baylor University and a Ph.D. in chemistry from Rice University.

Leroy E. Hood, M.D., Ph.D., 66. Dr. Hood has served as a director of CTI since June 2002. Since 1999, he has served as the founder, president and director of the Institute for Systems Biology in Seattle, Washington, which is an organization engaged in developing systems approaches to biology and medicine. From 1992 to 1999, Dr. Hood was a professor at the University of Washington, where he founded and chaired the Department of Molecular Biotechnology. From 1970 through 1992 he was a professor in biology at Caltech, and from 1967 to 1970 Dr. Hood was a Senior Investigator at the National Cancer Institute. He currently serves on the board of directors of Lynx Therapeutics, Inc. and Paradigm Genetics, Inc. Dr. Hood has co-authored more than 600 peer-reviewed papers and has co-authored textbooks in biochemistry, immunology, molecular biology and genetics. He has received numerous scientific and academic awards, including the Albert Lasker Medical Research Award in 1987. Dr. Hood holds a Bachelor of Science degree in biology from the California Institute of Technology, an M.D. degree from The Johns Hopkins University, and a Ph.D. in biochemistry from the California Institute of Technology.

Ronald Nutt, Ph.D., 66. Dr. Nutt is one of our founders and has served on our Board of Directors since 1983. He has been our President and Chief Executive Officer since October 2003; before assuming these posts, he was the President of CPS from September 2001 to October 2003, and was the Senior Vice President and Technology Director of CTI from its founding in 1983 until September 2001. Dr. Nutt has more than 30 years’ experience in various aspects of research and development, having been a pioneer in the development of nuclear instruments at the Oak Ridge National Laboratory and EG&G. He holds several patents and has authored numerous publications regarding nuclear electronics and PET. Dr. Nutt is a member of the Board of Directors of CPS and the Institute of Molecular Technology of the Academy of Molecular Imaging. He is a fellow of the Institute of Electrical and Electronics Engineers and received the Nathan Daugherty Award, the University of Tennessee’s highest award in engineering, in 1997. In addition, Dr. Nutt was recognized as the Outstanding Engineer in the southeastern U.S. in 1996 and received the Distinguished Scientist Award from the Academy of Molecular Imaging in 2000. Dr. Nutt holds a Bachelor of Science degree in electrical engineering, a Master of Science degree in electrical engineering, and a Ph.D. in electrical engineering from the University of Tennessee at Knoxville.

Class I Directors – Terms expiring 2006:

Terry D. Douglass, Ph.D., 62, Chairman of the Board of Directors. Dr. Douglass is one of our founders and has served as our Chairman of the Board since 1983. From our founding in 1983 until October 2003, Dr. Douglass also served as our President and Chief Executive Officer. Before founding CTI, he spent 15 years in various management positions with EG&G in Oak Ridge, Tennessee (“EG&G”), resigning as its President in 1983 to found CTI. Dr. Douglass led the group at EG&G that worked with Dr. Michael E. Phelps of UCLA to develop the first commercial PET scanner in 1976. He holds several patents and has authored several publications in nuclear electronics and PET. He holds a Bachelor of Science degree in electrical engineering, a Master of Science degree in electrical engineering, and a Ph.D. in electrical engineering from the University of Tennessee at Knoxville.

Roy Doumani, 69. Mr. Doumani has served as a director of CTI since April 2003; he presently serves as Vice Chairman of the Board, as Chairman of the Compensation Committee of the Board, and as a member of the Audit and Corporate Governance Committees. He also is a member of the Board of Directors of the California NanoSystems Institute, and presently is serving as the Institute’s Chief Operating Officer. Mr. Doumani currently holds an equity position in and serves as vice chairman of Xiamen International Bank (“XIB”), the first joint venture bank in the People’s Republic of China. He was a founder and director of First Los Angeles Bank; a shareholder and chairman of First Interstate Bank of Hawaii; a shareholder and director of HonFed Bank; and a shareholder and chairman of World Trade Bank in Los Angeles. Mr. Doumani has been involved in the start-up of and has served as a board member for and advisor to a number of companies in the United States, Asia, and Europe. In addition to his business interests, he serves as a member of the advisory boards of both RAND’s Center for Middle East Public Policy and its Center for Asia Pacific Policy. Mr. Doumani holds a Bachelor of Arts degree in business and finance from the University of California at Los Angeles and a law degree from the University of Southern California.

William W. McInnes, 56. Mr. McInnes has served as a director of CTI since May 2002; he presently serves as Chairman of the Audit Committee of the Board of Directors and as a member of the Compensation and Corporate Governance Committees. Since his retirement from Hospital Corporation of America in 1993, Mr. McInnes has worked as a private investor. From 1978 through 1993, Mr. McInnes worked for Hospital Corporation of America during which time he served as the Vice President—Finance and Treasurer. Mr. McInnes was a founder of Tennessee Commerce Bank, located in Nashville, Tennessee, and has served as one of its directors since its inception in 1999. Mr. McInnes was also a founder of Diversified Trust Company, located in Memphis, Tennessee. Mr. McInnes holds a Bachelor of Arts degree in philosophy from Vanderbilt University and an M.B.A. degree from the Harvard Business School, and is a Chartered Financial Analyst.

Class II Directors – Terms expiring 2007:

Wolf-Ekkehard Blanz, Ph.D., 53. Dr. Blanz has served as a director of CTI since February 2004. He started his career as a researcher and research manager at the University of Stuttgart, Germany, the IBM Almaden Research Center in San Jose, California, and the Siemens Corporate Research lab in Princeton, New Jersey. Dr. Blanz’s research interests covered pattern recognition, neural networks, artificial intelligence, image processing, and parallel computer architectures, and his research results in all areas are widely covered in over 100 publications. In 1997, Dr. Blanz joined the Siemens Medical Division as the head of software engineering in the computed tomography (CT) section in Forchheim, Germany. In 1999, he took over the responsibility for all of Siemens’ CT R&D activities as a Vice President of Engineering. Dr. Blanz is currently the Vice President of Product Lifecycle Management, which unites the marketing and engineering functions of Siemens Oncology Care Systems Group in Concord, California. He holds a Ph.D. in Electrical Engineering from the University of Stuttgart, Germany. Dr. Blanz was nominated for election to the Board of Directors as the nominee of Parent pursuant to the terms of the joint venture agreement between CTI, Parent and certain of CTI’s other stockholders, directors and executive officers with respect to the formation of CPS. Our relationship with Parent is discussed in more detail below under the heading “Certain Relationships and Related Transactions—Our Relationships with Parent, Purchaser, and Siemens AG.”

Hamilton Jordan, 60. Mr. Jordan has served as a director of CTI since May 2003; he presently serves as Chairman of the Corporate Governance Committee of the Board of Directors. He is former White House Chief of Staff to President Jimmy Carter and for the past twenty years has written two best-selling books, successfully battled three different cancers, organized two professional sports teams, including a National Football League franchise, and been involved as an investor and board member in the start-up of successful companies and projects in both the public and private sectors, focused on health and biotechnology generally and oncology specifically. Mr. Jordan is founder of The Georgia Cancer Coalition, a $1 billion public-private effort to make Georgia a cancer research center, serves at the request of President Bush on the National Dialogue for Cancer, and led a group of scientists in a successful effort to double the National Institutes of Health and National Cancer Institute budgets. Currently, he is an investor and board member of several different biotech organizations. Mr. Jordan holds a Bachelor of Arts degree in history from the University of Georgia.

Michael E. Phelps, Ph.D., 65. Dr. Phelps has served as a director of CTI since 1983. He has been on the faculty of the University of California since 1976, and currently is the Norton Simon Professor and Chair of the Department of Molecular and Medical Pharmacology of the UCLA. In addition to serving as the Departmental Chairman and holding an endowed professorship, Dr. Phelps also is the Director of the Crump Institute for Molecular Imaging, Professor of Biomathematics, and Director of the Institute for Molecular Medicine. He has received numerous awards and honors, including the George Von Hevesy Prize (won twice) from the Von Hevesy Foundation in Zurich, the 1983 Paul Aebersold Award from the Society of Nuclear Medicine, the chairmanship of the 1983 Nobel Symposium, the 1984 Sarah L. Poiley Memorial Award from the New York Academy of Sciences, the 1984 Ernest O. Lawrence Presidential Award, election to the Institute of Medicine of the National Academy of Sciences in 1985, the 1987 Rosenthal Foundation Award of the American College of Physicians, the 1992 Pasarow Foundation Award, the 1998 Enrico Fermi Presidential Award from President Clinton, election to the National Academy of Sciences in 1999, the 2001 Charles F. Kettering Prize from the General Motors Cancer Research Foundation, and the 2002 Benedict Cassen Memorial Prize from the Society of

Nuclear Medicine. Dr. Phelps has published over 650 scientific papers and books dealing with such diverse topics as development of PET, molecular imaging probes for assays from metabolism to gene expression, brain mapping of normal cerebral function and brain development, seizure disorders in infants and children, diagnosing and staging of numerous types of cancers, the differential diagnosis of Alzheimer’s disease and the relationship between genetic defects and metabolic abnormalities in the brain. He is the past president and is on the board of the Academy of Molecular Imaging. Dr. Phelps also is Chairman of the Board of the Norton Simon Foundation; a member of the board of the Norton Simon Art Foundation, and Chairman of the Board of the Norton Simon Research Foundation. He holds a Bachelor of Science degree in chemistry and mathematics from Western Washington State University and a Ph.D. in chemistry from Washington University in St. Louis.

Information Regarding the Board of Directors

Our Board of Directors has determined that Dr. Blanz, Mr. Doumani, Dr. Heath, Dr. Hood, and Mr. McInnes are “independent”, as that term is defined in Rule 4200(a)(15) of the listing standards of the National Association of Securities Dealers (the “NASD”), which operates the Nasdaq Stock Market on which the Shares are traded.

During our fiscal year ended September 30, 2004, our Board of Directors held seven regular and special meetings and took a number of other actions by written consent. During the year ended September 30, 2004, all of our directors, except Dr. Blanz and Dr. Hood, attended at least 75% of the total number of (i) meetings of the Board held during the periods they served on the Board, and (ii) meetings of committees of the Board held during the periods they served on those committees.

Committees of the Board of Directors

The Board’s only committees are the Audit Committee, the Compensation Committee and the Corporate Governance Committee. In the table below, we identify the directors who serve on these committees as of April 1, 2005:

Audit Committee	Compensation Committee
William W. McInnes* Roy Doumani James R. Heath, Ph.D.	Roy Doumani* William W. McInnes

Corporate Governance Committee
Hamilton Jordan* Roy Doumani William W. McInnes

* As of April 1, 2005, the indicated director serves as the chair of the indicated committee.

Audit Committee

The Audit Committee held seven meetings during the fiscal year ended September 30, 2004. The duties and responsibilities of the Audit Committee are set forth in the written Audit Committee charter adopted by the Board, a copy of which can be found in the “Investor Relations” section of our corporate website, www.ctimi.com, under the heading “Corporate Governance.” Among other things, the duties and responsibilities of the Audit Committee include reviewing and monitoring CTI’s financial statements and internal accounting procedures, making recommendations to CTI’s board of directors regarding the selection of independent accountants and consulting with and reviewing the services provided by CTI’s independent accountants.

The Board has determined that all members of the audit committee are “independent” for purposes of audit committee membership, as required by Rule 4350(d)(2)(A) of the NASD listing standards. The Board of Directors has determined that Mr. McInnes, the chair of the Audit Committee, is a “financial expert”, as that term is defined by the SEC.

The report of the Audit Committee can be found beginning on page A-14 of this information statement.

Compensation Committee

The Compensation Committee held five meetings during the fiscal year ended September 30, 2004 and took a number of other actions by written consent. The duties and responsibilities of the Compensation Committee are set forth in the written Compensation Committee charter adopted by the Board, a copy of which can be found in the “Investor Relations” section of our corporate website, www.ctimi.com, under the heading “Corporate Governance.” Among other things, the Compensation Committee reviews and recommends to the Board of Directors the compensation and benefits of CTI’s executive officers and administers CTI’s stock plans and employee benefit plans. The Board of Directors has determined that all members of the Compensation Committee are “independent”, as that term is defined in Rule 4200(a)(15) of the NASD listing standards.

The report of the Compensation Committee can be found beginning on page A-22 of this information statement.

Corporate Governance Committee

The Corporate Governance Committee held one meeting during the fiscal year ended September 30, 2004. The duties and responsibilities of the Corporate Governance Committee are set forth in the written Corporate Governance Committee charter adopted by the Board, a copy of which can be found in the “Investor Relations” section of our corporate website, www.ctimi.com, under the heading “Corporate Governance.” Among other matters, the duties and responsibilities of the Corporate Governance Committee include developing, evaluating, and periodically re-evaluating corporate governance policies and principles for CTI, and recommending those policies and principles to the full Board. The Board has determined that all members of the Corporate Governance Committee except Mr. Jordan are “independent”, as that term is defined in Rule 4200(a)(15) of the NASD listing standards.

The Corporate Governance Committee does not serve as a standing nominating committee. As detailed below, the nominating procedures of the Board are handled by the members of the Board who are “independent”, as that term is defined in Rule 4200(a)(15) of the NASD listing standards, acting as a single group.

Director Nominations

Our Board does not have a standing nominating committee. As discussed above under the heading “Corporate Governance Committee”, the Corporate Governance Committee handles the development of our corporate governance policies and procedures. All nominating functions, including the identification of individuals qualified to serve as members of the Board and the nomination of candidates to stand for election at the annual meetings of our stockholders, are handled by a “nominating group” consisting of all members of the Board who have been determined by the Board to be “independent”, as that term is defined in Rule 4200(a)(15) of the NASD listing standards, acting as a single group. As the Board currently is composed, the nominating group consists of Dr. Blanz, Mr. Doumani, Dr. Heath, Dr. Hood, and Mr. McInnes. The Board believes that establishing the nominating group provides CTI and its stockholders with corporate governance benefits substantially identical to the benefits that would be provided if the Board were to designate a standing nominating committee.

In lieu of a charter, the nominating group is governed by a written Director Nominations Policy adopted by the Board. A copy of this policy can be found in the “Investor Relations” section of our corporate website,

www.ctimi.com, under the heading “Corporate Governance.” Under the nomination policy, our management, directors and stockholders may propose candidates for nomination. The nominating group evaluates and considers candidates as they are proposed. The policy provides that there may be no differences in the manner in which the nominating group evaluates candidates for nomination based on whether the candidate is proposed by a stockholder. Stockholders wishing to propose a candidate for consideration and possible nomination by the nominating group must comply with the notice, timing and other requirements set forth in our Bylaws with respect to stockholder proposals.

Under our Bylaws, a stockholder may itself nominate a candidate for election as a director at an annual meeting of stockholders only if the stockholder gives timely notice. To be timely, the stockholder’s notice must be delivered to our Corporate Secretary at our headquarters (CTI Molecular Imaging, Inc., 810 Innovation Drive, Knoxville, Tennessee 37932-2571) and must be received:

1.	Not later than the close of business on the 90th day nor earlier than the close of business on the 120th day before the first anniversary of the preceding year’s annual meeting; or

2.	If the date of the annual meeting is more than 30 days before or more than 70 days after the anniversary date of the previous year’s annual meeting, then not earlier than the close of business on the 120th day before the annual meeting and not later than the close of business on the later of (i) the 90th before the annual meeting or (ii) the tenth day after the day on which we first publicly announce the date of the annual meeting.

Further, if the number of directors to be elected to the Board at an annual meeting is increased and we do not make a public announcement naming the nominees for the additional directorships at least 100 days before the first anniversary of the previous annual meeting, then a stockholder’s notice also will be considered timely (but only with respect to nominees for the additional directorships) if it is delivered to our Corporate Secretary at our headquarters not later than the close of business on the tenth day following the day on which we publicly announce the nominees for the additional directorships.

In addition to being timely, a stockholder’s notice must contain:

a.	All information relating to the nominee or nominees that must be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to and in accordance with the SEC’s Regulation 14A governing the solicitation of proxies;

b.	Each nominee’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected;

c.	The name and address of the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made;

d.	The class and number of shares of our capital stock which the stockholder and the beneficial owner, if any, own beneficially and of record;

e.	A representation that the stockholder is a holder of record of our stock entitled to vote at the annual meeting and intends to appear in person or by proxy at the meeting to propose the nomination; and

f.	A representation stating whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends (i) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of our outstanding capital stock required to approve or adopt the proposal or elect the nominee and/or (ii) otherwise to solicit proxies from stockholders in support of such proposal or nomination.

We may require any proposed nominee for election as a director to furnish such other information as we reasonably may require to determine the eligibility of the proposed nominee to serve on the Board.

The information presented above is a summary of the full requirements for stockholder nomination of directors set forth in our Bylaws. Stockholders may obtain a copy of the full text of these requirements, without charge, by writing to: CTI Molecular Imaging, Inc., 810 Innovation Drive, Knoxville, Tennessee 37932-2571, Attention: Corporate Secretary.

Stockholder Communications with the Board

Our Board accepts communications sent by our stockholders to the Board or to individual directors. Stockholders may communicate with the Board or with individual directors by writing to them at the following address:

c/o Corporate Secretary

CTI Molecular Imaging, Inc.

810 Innovation Drive

Knoxville, TN 37932-2571

All written communications received in this manner from stockholders will be forwarded to the director or directors to whom the communication is directed. If the communication is not directed to any particular director or directors, then it will be forwarded to all members of the Board.

Compensation of Directors

Prior to December 2003, CTI’s director compensation policy entitled directors who neither were employed by CTI nor had a contractual right to a seat on the board to the following compensation:

•	a fee of $3,000 for each meeting attended in person and $1,000 for each meeting attended telephonically;

•	a fee of $1,500 for each committee meeting attended in person and $1,000 for each committee meeting attended telephonically;

•	an annual retainer of $5,000 for service as chair of a committee;

•	an initial grant of options to purchase Shares valued at $375,000 upon election to the board of directors having an exercise price equal to fair market value of such Shares on the date of election; and

•	an annual grant of options to purchase Shares valued at $75,000 having an exercise price equal to the fair market value of such Shares on the date of grant.

In December 2003, we revised our director compensation policy. Under the revised policy, directors who neither are employed by CTI nor have a contractual right to a seat on the board would receive the following compensation:

•	a fee of $3,000 for each meeting attended, either in person or telephonically;

•	a fee of $2,000 for each committee meeting attended, either in person or telephonically;

•	an annual cash retainer of $30,000;

•	an annual retainer of $5,000 for service as chair of a committee;

•	an initial grant of options to purchase Shares valued at $375,000 upon election to the Board of Directors having an exercise price equal to fair market value of such Shares on the date of election; and

•	an annual grant of options to purchase Shares valued at $75,000 having an exercise price equal to the fair market value of such Shares on the date of grant.

In May 2004, we again revised our director compensation policy. Under the newly revised policy, which remained in force as of September 30, 2004, directors who neither are employed by CTI nor have a contractual right to a seat on the board would receive, instead of an annual grant of options, an annual grant of 5,000 deferred stock units (“DSUs”). We made this change because we believe that DSUs more closely align the interests of our directors with the interests of our stockholders than do stock options.

We also compensate certain of our directors for service on the boards of directors of certain of our subsidiaries. Mr. McInnes serves on the board of directors of CPS, and receives a director’s fee of $3,000 for each meeting attended. Mr. Doumani serves on the boards of directors of our Mirada Solutions Limited (“Mirada”) and CTI Molecular Imaging-UK Limited (“CTI-UK”) subsidiaries, whose boards of directors meet jointly; for his service, Mr. Doumani receives a director’s fee of $3,000 for each joint meeting attended.

Beginning in June 2004, we began separately compensating directors of our Molecular Technologies, Inc. (“MTI”) subsidiary, given the significant time commitment required of these directors in connection with the formation and initial establishment of the research and development activities of this subsidiary. Directors of MTI who are not employees of CTI, including Mr. Doumani and Drs. Heath, Hood, and Phelps, receive the following compensation:

•	an annual cash retainer of $55,000;

•	an initial grant of DSUs valued at $125,000 (based on the fair market value of our common stock on the date of grant) upon election to the MTI board of directors; and

•	an annual grant of 5,000 DSUs.

We also reimburse our directors for reasonable expenses in connection with attending meetings of the Board of Directors or its committees and boards of directors of certain subsidiaries, including CPS, Mirada and CTI-UK, and MTI.

Stock options granted to directors in the past have been fully vested upon grant and generally expire 10 years after grant. We expect that stock options granted to directors in the future generally will have similar terms. DSUs granted to directors in the past, including directors serving on the MTI board of directors, have vested over a 12-month period commencing on the date of grant and entitle the recipient to receive a number of Shares on the fifth anniversary of the date of grant unless the recipient elects to defer receipt of the stock until the termination of his or her service on our Board of Directors or the MTI board of directors, as the case may be. We expect that DSUs granted to directors in the future generally will have similar terms.

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended September 30, 2004, Messrs. Doumani and McInnes served as members of the Compensation Committee of the Board of Directors. Mr. Doumani serves as the chairman of the Compensation Committee. Neither any member of the Board of Directors nor any of CTI’s executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of CTI’s Board of Directors or Compensation Committee.

Report of the Audit Committee

This report is submitted by CTI’s Audit Committee at the direction of the Board of Directors. In it, the Audit Committee provides information regarding its oversight of CTI’s financial accounting practices and procedures and of CTI’s independent auditors.

As noted elsewhere in this information statement, the Board of Directors has adopted a written charter for the Audit Committee, a copy of which was attached as Appendix 1 to the proxy statement for CTI’s 2004 Annual Meeting of Stockholders. In addition, a copy of the Audit Committee charter can be found in the “Investor Relations” section of CTI’s corporate website, www.ctimi.com, under the heading “Corporate Governance.” Consistent with its charter, the primary responsibility of the Audit Committee is to oversee CTI’s financial reporting process on behalf of the Board and to report the results of the Audit Committee’s activities to the Board. CTI’s management has the primary responsibility for the financial statements and reporting process, including the systems of internal control, and PricewaterhouseCoopers LLP, CTI’s independent auditors (“PwC”), is responsible for auditing those financial statements in accordance with generally accepted accounting principles and issuing a report thereon.

In this context, we, the members of the Audit Committee, have:

•	Reviewed and discussed with management and PwC the audited financial statements of CTI as of and for the fiscal year ended September 30, 2004;

•	Discussed with PwC the matters required to be discussed by Statement on Auditing Standards No. 61, Codification of Statements on Auditing Standards, as amended, by the Auditing Standards Board of the American Institute of Certified Public Accountants; and

•	Received and reviewed the written disclosures and the letter from the independent auditors required by Independence Standard No. 1, Independence Discussions with Audit Committees, as amended, by the Independence Standards Board, and discussed with PwC its independence.

In reliance on the reviews and discussions referred to above, we recommended to the Board of Directors that the audited financial statements, referred to above, be included in CTI’s Annual Report on Form 10-K for the fiscal year ended September 30, 2004, filed with the SEC.

Submitted by the Audit Committee of the Board of Directors for the fiscal year ended September 30, 2004:

William W. McInnes, Chairman

Roy Doumani

James R. Heath, Ph.D.

EXECUTIVE OFFICERS OF CTI

Executive Officers

As of April 1, 2005, our executive officers are:

Ronald Nutt, Ph.D., 66, Chief Executive Officer and President. A biography of Dr. Nutt is set forth above under the heading “Board of Directors—Directors of CTI.”

R. Gregory Brophy, 45, President of CPS. Mr. Brophy has served as President of CPS since October 2003. Prior to assuming this post, he served as our Senior Vice President for Business Development and General Counsel from November 2002 to October 2003. From 1989 to 2002, Mr. Brophy practiced law with Alston & Bird LLP in Atlanta, Georgia, where he was a partner from 1995 until joining CTI. While at Alston & Bird, Mr. Brophy focused his practice on corporate finance matters, with an emphasis on mergers and acquisitions, public and private equity offerings, venture capital financing, and the formation of strategic alliances. Mr. Brophy holds a Bachelor of Science degree in electrical engineering from the University of Notre Dame and a law degree from the University of Georgia School of Law.

David N. Gill, 50, Corporate Vice President and Chief Financial Officer. Mr. Gill has served as our Corporate Vice President and Chief Financial Officer since September 2004, and prior thereto as our Senior Vice President and Chief Financial Officer from January 2002 to September 2004. He served from February 2000 to March 2001 as Chief Financial Officer and Director, and from January 2001 to August 2001 as President, Chief Operating Officer, and Director, of Interland, Inc., a publicly traded telecom-related company, before its sale. Mr. Gill served from July 1996 to February 2000 as Chief Financial Officer and from February 1997 to February 2000 as Chief Operating Officer of Novoste Corporation, a publicly traded medical device company. From

August 1995 to June 1996, he served as Chief Financial Officer of SPEA Software AG, before its sale. From 1992 to 1995, Mr. Gill served as President and Director of Dornier Medical Systems, Inc., a medical capital equipment company and a member of the Daimler-Benz Group, and from 1990 to 1992 he served as its Vice President of Finance. He holds a Bachelor of Science degree in accounting from Wake Forest University and an M.B.A. degree from Emory University, and formerly was a certified public accountant.

Cliffreda W. Gilreath, 50, Corporate Vice President and Chief Operating Officer. Ms. Gilreath has served as our Corporate Vice President and Chief Operating Officer since September 2004, and prior thereto as our Senior Vice President of Operations from October 2003 to September 2004. Before that, she served as Vice President of Operations for CPS. In this position, she directed the development and manufacturing of the detectors for PET tomographs and had overall responsibility for tomograph manufacturing. Since joining CTI in December 1988, Ms. Gilreath has served in several management roles, including as General Manager of our Cyclotron Systems business. Before joining us, she served as Director of Professional Services at Hospital Corporation of America’s Park West Hospital in Knoxville. Ms. Gilreath holds a Bachelor of Science degree in organizational management from Tusculum College.

Joseph C. Sardano, 52, Senior Vice President of Sales and Marketing. Mr. Sardano has served as our Senior Vice President of Sales and Marketing since September 2004. In this capacity, he leads the sales and marketing activities for all business units of CTI, including the sales of scanners under the sales agency agreement with Siemens Medical Solutions USA, Inc. Previously, Mr. Sardano served as Vice President of Sales for CTI Solutions from September 2002 to September 2004. Prior to joining CTI, Mr. Sardano held several key positions in the medical industry. He was with GE Medical Systems where he served as Region Sales Manager from 1999 to 2000 and as P.E.T. Americas Sales Manager from 2001 to 2002. Prior to that, Mr. Sardano served as Vice President Sales for Elscint Inc., and Vice President and General Sales Manager for Fisher Scientific. He has also served in various management capacities with Toshiba America Medical Systems, Medstone International and Xerox Corporation. Mr. Sardano holds a Bachelor of Arts degree from Concordia University in Montreal, Canada and an Executive Business Development Diploma from McGill University.

Mark S. Andreaco, 53, Senior Vice President—PETNET Pharmaceuticals. Mr. Andreaco has served as Senior Vice President of PETNET Pharmaceuticals since September 2004. Before assuming this post, he had served as Vice President and Senior Director of Advanced Crystal Technologies and Senior Director of CTI Detector Materials since June 2002. In those positions, he was responsible for the commercial growth and manufacture of bismuth germanate (“BGO”) and lutetium oxyorthosilicate (“LSO”) scintillation crystals. Mr. Andreaco joined CTI in 1986 and held several operational roles between 1986 and 2002. Prior to joining CTI, Mr. Andreaco served as Radiation Safety Officer and Staff Scientist at EG&G, working on gamma-ray spectroscopy. He holds six issued U.S. patents, has five U.S. patents pending, and has authored numerous publications on in-vivo bioassay, nuclear instrumentation, and PET. Mr. Andreaco holds a Bachelor of Science degree in life science from the University of Pittsburgh, with an emphasis in biochemistry and biophysics.

Summary Compensation Table

In the table below, we summarize the annual, long-term and other compensation for services in all capacities to CTI and its subsidiaries paid during the fiscal years ended September 30, 2004, 2003, and 2002 to our Chief Executive Officer, our other four most highly compensated executive officers of CTI during the year ended September 30, 2004, and two former executive officers who would have been among the four most highly compensated executive officers of CTI during the year ended September 30, 2004 if they had remained executive officers as of September 30, 2004 (we refer to these seven persons as our “named executive officers”):

		Annual Compensation			Long-Term Compensation
Name and Principal Position (1)	Fiscal Year	Salary ($)	Bonus ($) (2)	Other Annual Compensation ($) (3)	Restricted Stock Award(s) ($) (4)		Securities Underlying Options (#)	All Other Compensation ($) (5)
Ronald Nutt, Ph.D. President and Chief Executive Officer	2004 2003 2002	$346,155 269,958 268,629	$0 187,500 125,000	* * *		— — —	136,008 — 240,000	$8,534 13,033 9,433

R. Gregory Brophy (6) President of CPS	2004 2003 2002	$282,692 195,577 —	$0 137,750 —	$199,318 141,753 —	$	— — 1,500,000	300,000 — 324,089	$8,729 140,699 —

David N. Gill (7) Corporate Vice President and Chief Financial Officer	2004	$297,484	$0	*		—	19,457	$56,112
	2003	225,000	87,750	*		—	—	12,721
	2002	132,619	86,062	*		—	320,000	107,132

Cliffreda W. Gilreath Corporate Vice President and Chief Operating Officer	2004 2003 2002	$298,427 164,908 117,324	$0 75,000 39,059	* * *		$841,500 — —	444,457 — —	$7,910 8,934 6,493

Joseph C. Sardano (8) Senior Vice President of and Marketing	2004 2003 2002	$232,668 192,307 7,692	$0 80,000 —	* * *	$	— — 224,000	100,000 25,000 100,000	$565,698 8,906 231

Thomas J. Hook (9) Senior Vice President and President of CTI Solutions	2004 2003 2002	$293,838 250,000 38,462	$0 97,500 69,231	$165,561 79,207 *	$	— — 2,000,000	20,576 — 600,000	$159,076 7,500 —

Terry D. Douglass, Ph.D. (10) Chairman of the Board of Directors	2004 2003 2002	$200,000 275,000 276,923	$0 107,250 133,413	* * *		— — —	— — 320,000	$6,572 15,250 13,562

(1)	The principal position for each named executive officer is given as of September 30, 2004.

(2)	For each of our named executive officers, we report in this column for each fiscal year the bonus he or she was awarded based on our performance for that fiscal year.

(3)	A “*” in this column indicates that the aggregate amount of perquisites and other personal benefits provided to the officer for the fiscal year shown is less than the lesser of 10% of his or her total annual salary and bonus or $50,000. For Mr. Brophy, the amounts reflected in this column for the fiscal years ended September 30, 2004 and September 30, 2003 include bonuses paid in each of those years (in the amounts of $187,317 and $131,138, respectively) pursuant to a guarantee by CTI to compensate Mr. Brophy if the value of the restricted stock awarded to him in the fiscal year ended September 30, 2002 decreased in value from the grant date to the anniversary of the grant date. For Mr. Hook, the amounts reflected in this column for the fiscal years ended September 30, 2004 and September 30, 2003 include bonuses paid in each of those years (in the amounts of $154,023 and $67,207, respectively) pursuant to a guarantee by CTI to compensate Mr. Hook if the value of the restricted stock awarded to him in the fiscal year ended September 30, 2002 decreased in value from the grant date to the anniversary of the grant date. For both Mr. Brophy and Mr. Hook, the amounts reflected in this column also include the value of car and expense allowances and other perquisites and benefits we provide to named executive officers including Mr. Brophy and Mr. Hook.

(4)	We have made the following awards of restricted stock to our named executive officers:

Name	Date of Grant	Number of Shares (#)	Value at Date of Grant ($)	Value at September 30, 2004 ($) (i)
Ms. Gilreath (ii)	1/5/2004	50,000	$841,500	$403,500
Mr. Brophy (iii)	8/6/2002	75,911	1,500,000	612,602
Mr. Sardano (iv)	9/9/2002	10,000	224,000	80,700
Mr. Hook (v)	7/22/2002	128,617	2,000,000	1,037,939

(i)	Based on $8.07 per share, the closing price of our common stock on September 30, 2004.

(ii)	The restricted stock award granted to Ms. Gilreath vests annually in 33% increments, starting October 1, 2004. “Value at Date of Grant” is based on $16.83 per share, the fair market value of our stock on the date of the grant to Ms. Gilreath.

(iii)	The restricted stock award granted to Mr. Brophy vests annually in 25% increments, starting August 18, 2003. “Value at Date of Grant” is based on $19.76 per share, the fair market value of our stock on the date of the grant to Mr. Brophy.

(iv)	The restricted stock award granted to Mr. Sardano vests annually in 25% increments, starting September 9, 2003, “Value at Date of Grant” is based on $22.40 per share, the fair market value of our stock on the date of the grant to Mr. Sardano.

(v)	The restricted stock award granted to Mr. Hook vests annually in 25% increments, starting on July 22, 2003. “Value at Date of Grant” is based on $15.55 per share, the fair market value of our stock on the date of the grant to Mr. Hook.

The following table summarizes the total value, as of September 30, 2004, of all restricted stock awards we have made and of the number of Shares that have vested under those awards:

	All Restricted Stock Awards		All Vested Shares of Restricted Stock
	Aggregate Number of Shares ($)	Aggregate Value at September 30, 2004 ($) (x)	Aggregate Number of Shares ($)	Aggregate Value at September 30, 2004 ($) (x)
All awards to named executive officers	264,528	$2,134,741	107,263	$865,612
All awards to other employees	25,369	204,728	20,394	164,580
Total	289,987	2,339,469	127,657	1,030,192

(x)	Based on $8.07 per share, the closing price of our common stock on September 30, 2004.

Before vesting, the recipients of restricted stock awards have the right to vote as to all Shares of restricted stock. We have not paid dividends on any Shares in the past, and do not expect to do so in the future, but if we begin payment of dividends on Shares, then recipients of restricted stock awards will have the right to receive dividends on the unvested Shares of restricted stock.

(5)	The amounts set forth in this column represent contributions to CTI’s 401(k) plan on behalf of Dr. Nutt, Mr. Brophy, Mr. Gill, Ms. Gilreath, Mr. Sardano, Mr. Hook, and Dr. Douglass. In addition:

(a)	For Mr. Brophy, the amount set forth for the fiscal year ended September 30, 2003 includes $128,894 paid to Mr. Brophy as a taxable fringe benefit to offset non-deductible moving expenses he incurred when he relocated to Knoxville to begin his employment with CTI.

(b)

For Mr. Gill, the amount set forth for the fiscal year ended September 30, 2002 includes the value of 21,440 Shares that were issued to him when he joined CTI. These Shares were valued at $4.69 per share, which was the fair market value of our common stock on the date the Shares were issued. The amount set forth for the fiscal year ended September 30, 2004 includes $47,921 paid to Mr. Gill as a taxable fringe benefit to offset non-deductible moving and temporary housing expenses he previously incurred at the time he relocated to Knoxville to begin his employment with CTI.

(c)	For Mr. Sardano, the amount set forth for the fiscal year ended September 30, 2003 includes $3,137 paid to offset certain non-deductible moving expenses he incurred when he relocated to Knoxville to begin his employment with CTI. The amount set forth for the fiscal year ended September 30, 2004 includes $564,314 paid to Mr. Sardano as taxable fringe benefits to offset non-deductible settlement charges and temporary housing expenses he incurred in connection with the sale of his residence at the time he relocated to Knoxville and to reimburse Mr. Sardano for certain losses he incurred at the time of the sale of his former residence.

(d)	For Mr. Hook, the amount set forth for the fiscal year ended September 30, 2004 includes $156,653 paid to Mr. Hook as taxable fringe benefits to offset non-deductible moving expenses and temporary housing expenses he incurred when he relocated to Knoxville to begin his employment with CTI.

(6)	Mr. Brophy began full employment with CTI in November 2002, and therefore the compensation shown for the fiscal year ended September 30, 2003 is for a partial year. However, the stock options and restricted stock awarded to Mr. Brophy when he commenced employment were approved by the Board of Directors in August 2002, and have been accounted for in the fiscal year ended September 30, 2002.

(7)	Mr. Gill began full employment with CTI in January 2002, and therefore the compensation shown for the fiscal year ended September 30, 2002 is for a partial year.

(8)	Mr. Sardano began full employment with CTI in September 2002, and therefore the compensation shown for the fiscal year ended September 30, 2002 is for a partial year.

(9)	Mr. Hook began full employment in July 2002, and therefore the compensation shown for the fiscal year ended September 30, 2002 is for a partial year. Mr. Hook resigned his employment effective as of September 1, 2004, and therefore the compensation shown for the fiscal year ended September 30, 2004 is for a partial year.

(10)	Until October 1, 2003, Dr. Douglass served as CTI’s President, Chief Executive Officer, and Chairman. The compensation shown for the fiscal year ended September 30, 2004 has been paid for Dr. Douglass’s service in the office of Chairman of the Board of Directors, which CTI does not consider to be an executive officer position. However, had Dr. Douglass served in an executive officer position, his compensation would have made him one of the four most highly compensated officers of CTI. The compensation shown for the fiscal year ended September 30, 2004 does not include amounts paid to Dr. Douglass for his service as a member of the Board of Directors; these amounts are discussed above under the heading “Compensation of Directors.”

Stock Option Grants in Last Fiscal Year

In the table below, we summarize selected information regarding stock options granted to the named executive officers during the fiscal year ended September 30, 2004:

	Individual Grants			Exercise or Base Price ($/Sh) (1)	Expiration Date (1)	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Options Term (2)
Name	Number of Securities Underlying Options Granted		Percent of Total Options Granted to Employees in Fiscal Year (1)			5% ($)	10%($)
Ronald Nutt, Ph.D.	36,008	(3)	2.34%	$15.05	11/25/2013	$340,811	$863,682
	100,000	(3)	6.49	8.02	9/28/2014	504,373	1,278,181
R. Gregory Brophy	200,000	(3)	12.97	$15.15	4/29/2014	1,905,551	4,829,040
	100,000	(3)	6.49	8.02	9/28/2014	504,373	1,278,181
David N. Gill	19,457	(3)	1.26	$15.05	11/25/2013	185,010	468,851
Cliffreda W. Gilreath	344,457	(3)	22.34	$15.05	11/25/2013	3,261,091	8,264,244
	100,000	(3)	6.49	8.02	9/28/2014	504,373	1,278,181
Joseph C. Sardano	50,000	(4)	3.24	$14.53	3/10/2014	456,892	1,157,894
	50,000	(3)	3.24	8.02	9/28/2014	252,187	639,091
Thomas J. Hook	20,576	(3)	1.33	$15.15	11/25/2013	194,749	493,532
Terry D. Douglass, Ph.D.	—		—	—	—	—	—

(1)	A total of 1,541,177 stock options were granted during the fiscal year ended September 30, 2004. Stock options are granted with an exercise price equal to the closing price of our common stock on the Nasdaq Stock Market on the date of grant and expire 10 years after the date of grant unless earlier terminated in connection with a termination of employment.

(2)	Assumes increases in the fair market value of the common stock of 5% and 10% per year from the exercise price over the terms of the options in compliance with the rules and regulations of the Securities and Exchange Commission, and does not represent our estimate or projection of the future value of the common stock. The actual value realized may be greater or less than the potential realizable values presented in the table.

(3)	The indicated option grants vest annually at a rate of 25% on each anniversary of the date of grant, commencing on the first anniversary date.

(4)	The indicated option grant vests annually at the rate of 33.3% on each anniversary of the date of grant, commencing on the first anniversary date.

Aggregated	Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

In the table below, we summarize selected information regarding stock options exercised by the named executive officers during the fiscal year ended September 30, 2004 and the value of unexercised stock options as of September 30, 2004:

Name	Shares Acquired on Exercise (#)	Value Realized ($) (1)	Number of Securities Underlying Unexercised Options at Fiscal Year End (#)				Value of Unexercised In-The-Money Options at Fiscal Year End ($) (2)
			Exercisable		Unexercisable		Exercisable		Unexercisable
Ronald Nutt, Ph.D.	26,880	$347,021	96,192		136,008		$406,094		$5,000
R. Gregory Brophy	—	—	162,045		462,044		0		5,000
David N. Gill	—	—	128,000		147,547		410,560		410,560
Cliffreda W. Gilreath	—	—	42,118		444,547		159,996		5,000
Joseph C. Sardano	—	—	110,000		115,000		0		2,500
Thomas J. Hook	—	—	0	(3)	0	(3)	0	(3)	0	(3)
Terry D. Douglass, Ph.D.	32,000	449,920	98,246		—		407,834		—

(1)	Amount based on the difference between the fair market value of our common stock on the date of exercise and the exercise price of the option.

(2)	Amount based on the difference between $8.07, the closing price of our common stock on September 30, 2004, and the exercise price of the option.

(3)	Mr. Hook forfeited all outstanding options upon termination of his employment, effective September 1, 2004.

Employment and Change in Control Agreements

We have entered into employment letters with Mr. Brophy and Mr. Gill. Base compensation under the employment letters for each of these executives is subject to adjustment by the Board of Directors on an annual basis. In addition, Mr. Brophy and Mr. Gill are entitled to receive incentive compensation based upon our achievement of certain operating and financial goals, with an annual target bonus range of 50% to 150% of their then-current base salary. We can terminate Mr. Brophy’s and Mr. Gill’s employment at any time and for any reason. If we terminate the employment of Mr. Brophy or Mr. Gill without cause, the employment letters obligate us to pay them their base compensation for a period of twelve months following termination. In addition, upon termination without cause, a portion of Mr. Brophy’s and Mr. Gill’s options will vest, with the amount of the vesting depending on the timing of the termination. Mr. Brophy’s and Mr. Gill’s options will become fully vested upon a change of control of CTI.

We have entered into an Employment Agreement with Mr. Sardano pursuant to which we employ him as our Senior Vice President of Sales and Marketing. This Employment Agreement has a three-year term ending on April 27, 2007, and provides for automatic renewal for additional terms of one year each unless either we or Mr. Sardano elects not to renew the agreement. Base compensation under this Employment Agreement is not less than $225,000, subject to annual adjustment. In addition, Mr. Sardano is entitled to receive incentive compensation based upon our achievement of certain operating and financial goals determined annually. We can terminate Mr. Sardano’s employment at any time and for any reason, and Mr. Sardano may resign at any time and for any reason. If we terminate Mr. Sardano without cause, or if Mr. Sardano resigns for “good reason” (as defined in the Employment Agreement), then we must pay Mr. Sardano a lump-sum amount equal to his base salary and incentive pay for the remaining term of the Employment Agreement, but not less than 24 months’ salary and incentive pay. The Employment Agreement provides for certain restrictions on Mr. Sardano’s employment with competing businesses that will apply for a period of 12 months after his resignation or termination (regardless of the reason). In the event of a “change in control” under our Change in Control

Agreement with Mr. Sardano, the term and provisions of our Employment Agreement with Mr. Sardano are “tolled”, and resume in full upon the expiration of the two-year employment period provided in the Change in Control Agreement.

We also have entered into Change in Control Agreements with Dr. Nutt, Dr. Douglass, Mr. Brophy, Mr. Gill, Ms. Gilreath, Mr. Andreaco, and Mr. Sardano. Each Change in Control Agreement is designed to be a “springing” employment agreement that becomes effective only upon a “change of control” (as defined in the agreements) that occurs during the term of the Change in Control Agreements, which is three years with automatic one-year extensions. Upon a change of control, the parties to these Change in Control Agreements begin a two-year employment period, during which each of them will be entitled to his or her pre-change of control position, authority, duties, office location, salary, bonus and benefits. If one of our officers who is a party to a Change in Control Agreement is terminated without cause or resigns for “good reason” (as defined in the agreements) during this two-year period, he or she will receive certain severance benefits. The severance benefit for Dr. Nutt and Dr. Douglass includes an amount equal to three times his salary and target bonus for the year of termination. Dr. Nutt’s current annual base salary is $350,000, and Dr. Douglass’s current annual base salary is $200,000. The severance benefit for Mr. Brophy, Mr. Gill, Ms. Gilreath, Mr. Andreaco, and Mr. Sardano includes an amount equal to two times his or her salary and target bonus for the year of termination. The current annual base salaries for Mr. Gill, Mr. Brophy, Ms. Gilreath, Mr. Andreaco, and Mr. Sardano are $297,000, $297,000, $297,000, $222,000, and $262,000, respectively. In addition, the officer will continue to receive health and welfare insurance coverage for a period of one to three years and his or her outstanding options and other equity awards will become fully vested. If the officer resigns other than for good reason between one and two years after the change in control, he or she will receive pro rata severance benefits and insurance coverage based on the number of months then remaining in the original 24-month employment period, but his or her resignation will not result in acceleration of vesting of his or her equity awards.

Compensation Committee Report on Executive Compensation

Introduction

This report is submitted by the Compensation Committee to provide information regarding the compensation and benefits provided to the Chief Executive Officer and other executive officers of CTI.

As noted elsewhere in this information statement, the duties and responsibilities of the Compensation Committee are set forth in the written Compensation Committee charter adopted by the Board. A copy of this charter can be found in the “Investor Relations” section of CTI’s corporate website, www.ctimi.com, under the heading “Compensation.” The Compensation Committee is responsible for reviewing and approving compensation for CTI’s executive officers and is composed of two non-employee directors. Because the Compensation Committee believes that each executive officer has the potential to affect CTI’s short-term and long-term profitability, the Compensation Committee places considerable importance on the task of creating and implementing CTI’s executive compensation program.

Overall Compensation Philosophy

The Compensation Committee’s overall philosophy is to integrate executive officer compensation with CTI’s corporate performance. CTI’s executive compensation program focuses on stockholder value, the overall performance of the company, the effect of each executive’s performance on the success of the company, and each executive’s individual performance. The program’s objectives are (i) to measure executive performance against short-term and long-term goals, (ii) to treat employees fairly and, at the same time, be cost effective, (iii) to reward performance, (iv) to recognize individual initiative and achievements, (v) to foster teamwork within CTI so that employees share in both risks and rewards, and (vi) to assure that executive compensation will be tax deductible to the maximum extent permissible. The Compensation Committee also desires to assist CTI in attracting, motivating, and retaining qualified executives and in better aligning management’s incentives with the interests of CTI’s stockholders. In administering the compensation policies and programs used by the Compensation Committee and endorsed by the Board of Directors, the Compensation Committee reviews and approves:

•	total compensation of executive officers in relation to CTI’s performance;

•	long-term incentive compensation in the form of stock awards; and

•	cash or other bonuses based upon a percentage of annual base salary to motivate and retain high quality executive officers.

Because CTI’s compensation plan involves incentives that are contingent upon company performance and individual performance, an executive officer’s actual compensation level in any particular year may be above or below that of similarly situated officers of competitors. The Compensation Committee reviews each element of executive compensation annually.

The key components of CTI’s executive compensation program are described below.

Base Salary Methodology

The Compensation Committee, along with CTI’s CEO, reviews and approves an annual salary plan for CTI’s executive officers following a merit review conducted by the CEO. The salary plan is developed by the CEO. Many subjective factors are included in determining the executive’s base salary, including:

•	The executive officer’s responsibilities;

•	The scope of his or her position;

•	Experience and length of service with the company;

•	Individual efforts and performance within the company, the industry and the community;

•	Team building skills consistent with CTI’s best interests;

•	Observance of CTI’s ethics and compliance program;

•	Salaries paid by competitive companies to officers in similar positions; and

•	Base compensation paid to other CTI executives.

While these subjective factors are then integrated with other objective factors, including CTI’s net income earnings per share, return on equity, and growth, the overall assessment is primarily a subjective one, intended to reflect the level of responsibility and individual performance of the particular executive officer.

Bonus Methodology

The Compensation Committee believes that a significant portion of the total cash compensation for executive officers should be based on CTI’s achievement of specific performance criteria, including meeting earnings goals, and that a significant part of the cash compensation package should be at risk. Accordingly, executive officers receive a cash bonus based on a percentage of annual base salary if CTI meets an annual performance target. The performance targets are established and communicated at the beginning of each year. Since CTI’s IPO, executive officers’ performance targets have been based on net income, sales growth and cash flow.

Long-Term Incentive Methodology

The Compensation Committee believes that executives who receive stock options are rewarded for their efforts to improve short- and long-term performance, thus more closely aligning management’s financial interests with those of the stockholders. Stock option awards are made under the CTI Molecular Imaging, Inc. 2002 Long-Term Incentive Plan, which is administered by the Compensation Committee. This plan permits CTI to grant stock options or other stock-based awards to its officers, key employees, and directors. Subject to general limits prescribed by this plan, the Compensation Committee has the authority to determine the individuals to whom stock awards will be granted, the terms of the awards, and the number of Shares subject to each award. The size of any particular stock awards will be granted, the terms of the awards, and the number of Shares subject to each award. The size of any particular stock award is based upon the executive’s position and the executive’s individual performance during the evaluation period. Because the option exercise price is the price of stock on the date of grant and the options generally carry a ten-year life, CTI’s executives benefit from stock option awards only if the value of our common stock increases.

The Compensation Committee believes that executives with stock options are rewarded for their efforts to improve short and long-term performance. In this way, the financial interests of management are aligned with those of CTI’s stockholders. For this reason, CTI has typically used stock options as its predominant long-term incentive program.

Other Benefits

Executive officers are also entitled to participate in CTI’s group medical plan and its 401(k) plan. CTI makes only nominal use of perquisites in compensating its executive officers.

Executive Officer Compensation and Bonuses

The Compensation Committee approved the payment of the following annual base salaries to our executive officers effective October 1, 2003:

Executive Officer	Annual Base Salary
Ronald Nutt, Ph.D.	$350,000
R. Gregory Brophy	285,000
David N. Gill	285,000
Cliffreda W. Gilreath	285,000
Thomas J. Hook	300,000

Mr. Hook subsequently resigned his employment with CTI effective September 1, 2004. Following Mr. Hook’s departure, Joseph C. Sardano was promoted to Senior Vice President of Sales and Marketing and Mark S. Andreaco was promoted to Senior Vice President—PETNET Pharmaceuticals. Because these transitions occurred late in the fiscal year, Mr. Sardano’s and Mr. Andreaco’s compensation with respect to their new positions was determined by the Compensation Committee contemporaneously with the determinations of compensation for the fiscal year ending September 30, 2005 for Dr. Nutt, Mr. Brophy, Mr. Gill, and Ms. Gilreath.

In addition to these annual base salaries, as in prior years, the Compensation Committee approved an annual incentive bonus plan based on the elements described above. Because CTI’s performance did not fully meet the targeted goals for our fiscal year ended September 30, 2004, no annual performance cash bonus was paid to our executive officers.

In September 2004, the Compensation Committee determined to grant base salary increases for the above-named executive officers for CTI’s fiscal year ending September 30, 2005, as follows:

Executive Officer	Annual Base Salary
Ronald Nutt, Ph.D.	$362,000
R. Gregory Brophy	297,000
David N. Gill	297,000
Cliffreda W. Gilreath	297,000
Joseph C. Sardano	262,000
Mark S. Andreaco	222,000

Chief Executive Officer Compensation

The Compensation Committee’s basis for determining the compensation of Dr. Ronald Nutt, CTI’s Chief Executive Officer during the fiscal year ended September 30, 2004, was based on the compensation philosophy discussed above. As discussed above, Dr. Nutt’s base salary for the fiscal year ending September 30, 2004 was set at $350,000. This base salary was set in response to the Committee’s and the Board’s assessments of CTI’s performance and accomplishments in our fiscal year ended September 30, 2003, as well as Dr. Nutt’s new position as CEO of CTI and the nature of his responsibilities and contributions. The Compensation Committee considered Dr. Nutt’s performance in terms of CTI’s success in meeting its performance targets, both operationally and financially, and in executing its strategic plan. The Compensation Committee also considered CTI’s performance relative to its peers and competitors in the industry in evaluating Dr. Nutt’s compensation. Because CTI did not fully meet its performance targets for the fiscal year ended September 30, 2004, no annual incentive bonus was paid to Dr. Nutt for such fiscal year.

Federal Income Tax Deductibility Limitations

Although none of CTI’s executive officers currently receives annual compensation in excess of $1 million, the Compensation Committee continues to study the cap on tax deductibility of compensation in excess of that amount established under with Section 162(m) of the Internal Revenue Code enacted in 1993, which generally disallows a tax deduction to public companies for compensation over $1 million paid to certain executive officers unless certain conditions are met. To date, the Compensation Committee has taken steps to allow for the grant of stock options that qualify as performance-based compensation exempt from the $1 million cap. However, in particular cases the Compensation Committee may decide to approve compensation that may prove not to be deductible.

Conclusion

The Compensation Committee believes that CTI’s compensation policies are strongly linked to its performance and enhancement of stockholder value. The Compensation Committee intends to continually and periodically evaluate CTI’s compensation policies to ensure that they are best configured to align the interests of officers and stockholders as closely as possible, and to ensure that CTI can attract, motivate, and retain talented personnel for its management team. Accordingly, the Compensation Committee is presently evaluating overall compensation and bonus policies for management under CTI’s for the year ended September 30, 2005, as well as evaluating the suitability of future grants of stock options in light of recent accounting changes.

Submitted by the Compensation Committee of the Board of Directors for the fiscal year ended September 30, 2004:

Roy Doumani, Chairman

William W. McInnes

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our Relationships with Parent, Purchaser, and Siemens AG

Ownership of CPS

In 1987 we entered into a joint venture agreement with Parent pursuant to which Parent acquired 49.9% of the outstanding capital stock of CPS. The cash consideration paid by Parent for its 49.9% interest was paid directly to the individual shareholders of CPS. The amount of the consideration, and the determination of the ownership percentage acquired by Parent, was negotiated at arm’s length between Parent and the shareholders of CPS. Neither Parent nor any of its affiliates has any ongoing financial obligations, commitments or guarantees with respect to CPS related to the formation or operation of the joint venture. We entered into the joint venture agreement in order to provide us with access to Parent’s global distribution network and to include our scanners in its product line.

Put/Call Provision. The joint venture agreement contains, among other things, a put/call provision pursuant to which Parent has the right to acquire from us for cash up to that number of shares of CPS common stock necessary to bring Parent’s aggregate ownership interest in CPS to 80%. We refer to this as the call right. The call right becomes exercisable upon CPS exceeding certain PET scanner unit sales volumes, as described below. Upon an exercise by Parent of the call right, we have a one-time right to defer the sale for a period of one year. Upon CPS exceeding the same minimum unit sales volumes, we have a right to require Parent to purchase from us the same number of shares of CPS common stock. We refer to this as the put right. Upon our exercise of the put right, Parent also has a one-time right to defer its purchase for a period of one year.

The exercisability of the put/call right is contingent upon CPS selling, during the year preceding exercise, in excess of the cumulative total number of units specified in the “Siemens minima plus 20% plan” attached to the joint venture agreement. The “Siemens minima plus 20% plan” provides for annual increases in the cumulative total number of units sold by CPS beginning on December 9, 1987. As of September 30, 2004, the cumulative total number of units sold by CPS was 852 and CPS would need to have sold a cumulative total of 1,055 units to achieve the required cumulative sales level for the put/call right to be exercisable. The cumulative unit sales requirement increases by 74 units each year. It is impossible to definitively state when the put/call right will become exercisable by either party. However, based upon our current forecasts, we do not expect this target level to be reached before the second half of fiscal year 2006. Assuming that sales volumes are met in 2006 and further assuming the exercise of the one-year deferral right, the sale of CPS is not expected to occur before 2007.

Upon exercise of either the put or the call, the joint venture agreement provides that the parties will attempt to negotiate the price to be paid for the CPS shares. In the event the parties are unable to agree upon the price within 60 days, the price will be determined through an appraisal process with each party obtaining a valuation of the CPS shares by an independent professional experienced in the valuation of closely held corporations similar to CPS. If the valuations that are obtained are within 20% of each other, the price to be paid for the CPS shares will be the average of the two valuations. If the difference between the valuations is more than 20%, the two appraisers will select another independent appraiser to provide a third valuation. In this case, the price to be paid for the CPS shares will be the average of the two valuations that are the closest to each other.

If the put/call right is exercised and Parent’s aggregate ownership interest in CPS increases to 80%, Parent will then be able to effect a merger of CPS with another Parent-controlled entity and acquire the remaining 20% from us. Parent will only be required to pay us either a negotiated price for the remaining 20% or, if we and Parent are unable to agree, the fair value of the shares as determined in accordance with applicable provisions of the Tennessee Business Corporation Act. In the event Parent acquires a controlling interest in CPS, CTI will no longer include CPS in its consolidated financial statements.

Use of Proceeds from Sale. If the put/call right is exercised, we will have broad discretion with respect to the use of the proceeds received from Parent in connection with our sale of the shares of CPS. We anticipate that we will evaluate appropriate alternatives as we approach the cumulative totals. Possible uses of the proceeds include strategic acquisitions, investment in product development and repurchase of a portion of our outstanding shares.

Distributions. The joint venture agreement does not provide for any mandatory dividends or distributions by CPS to us or to Parent. Since the formation of the joint venture, CPS has not paid any dividends or made any distributions on its capital stock. Payment of future dividends or distributions, if any, on the capital stock of CPS would be at the discretion of the CPS board of directors.

Non-Competition Agreement. The joint venture agreement contains covenants not to compete which will prohibit us from participating in or owning an interest in any business that develops, sells or manufactures products that compete with the products offered by CPS. This non-compete provision will remain in effect for a period of three years following the sale of our shares of CPS pursuant to the exercise of the put/call right. Parent is subject to a substantially similar covenant not to compete, which will also remain in effect following the exercise of the put/call right.

Ownership of Intellectual Property and Other Assets. Following an exercise of the put/call right, Parent will acquire control of CPS and will therefore control the rights to the patents and other intellectual property then held by CPS. These patents cover various electronics, detector technologies and algorithms incorporated into our ECAT® scanners. We would not retain any right to use this patented technology following a sale except to the extent of any then existing licenses or other agreements between us and CPS. Parent would also acquire control of the other tangible and intangible property owned by CPS, including the assets used to manufacture and develop ECAT® scanners. However, the patents and other technology held or licensed by us, such as the license for the use of LSO and the patents for our cyclotron technology, would not be affected by an exercise of the put/call right.

LSO Supply Arrangements. During the term of an existing sublicense agreement between us and CPS, we are obligated to sell LSO-based products to CPS on terms more favorable than we sell such products to any other party. However, we are not restricted from selling LSO to a competitor of CPS. This sublicense automatically terminates upon the termination of our current LSO license, which expires in October 2008.

Governance of CPS and CTI. The joint venture agreement grants various rights to Parent regarding the governance of CPS, including the right to:

•	designate two members of the five member board of directors of CPS (we also have the right to designate two members of the CPS board);

•	select the fifth director of CPS from a list of candidates that we submit to Parent; and

•	nominate one individual to serve as either the chairman of the board of directors or the president of CPS with the appointment to the specific office to be at the discretion of the board.

We have also agreed that for so long as we and Parent each own more than 20% of the outstanding shares of CPS, our board of directors will nominate a representative of Parent, chosen by Parent, to serve as a member of our board of directors. Currently, Dr. Wolf-Ekkehard Blanz is the nominee selected by Parent to serve on our board of directors.

The joint venture agreement also contains provisions for the orderly and prompt resolution of disputes among the parties. In the fifteen years since the formation of the joint venture, the parties have only elected to avail themselves of the dispute resolution procedures twice. Most recently, the process was used to address a contract interpretation issue with respect to the implementation of the multiple distributor strategy. A favorable resolution was reached that has led to the expansion of our sales and marketing force for the distribution of products manufactured by CPS. Additionally, this process resulted in the signing of a number of new long-term contracts with Parent and increased joint projects with Parent on several new initiatives, including the development of more advanced PET/CT capabilities.

Intercompany Services between CPS and CTI. We have entered into an administrative services agreement with CPS pursuant to which we provide certain administrative services to CPS. Currently we provide CPS with human resources services, information technology services, facilities support and maintenance services, regulatory services and various other corporate services. We also allow employees of CPS to participate in our employee benefit programs, including our stock option plan and 401(k) savings plan.

Distribution Agreements

Parent served as our exclusive distributor of ECAT® scanners from 1987 to 1997. From 1997 until 2001, Parent and CPS served as the only distributors of ECAT® scanners. In 2001, CPS adopted a multiple distributor strategy in order to expand its distribution channels. In November 2001 CPS added Hitachi Medical Systems America, Inc. as a third-party distributor of CPS’ products and in October 2003 CPS added Toshiba Medical Systems Corporation as a third-party distributor of CPS’ products in Japan.

From 2001 to 2004, CTI served as a direct distributor of CPS’ products, as part of CPS’ multiple distributor strategy. These arrangements were amended by the execution of the Sales Agency and Services Agreement (the “Agency Agreement”), effective May 1, 2004, among CTI, CPS and Parent. Pursuant to the Agency Agreement, Parent appointed CTI as Siemens’ non-exclusive sales representative to solicit purchases of CPS-manufactured PET and PET/CT scanners throughout the United States, on terms and conditions and at prices determined by Siemens and subject to acceptance by Parent. CPS products sold by CTI as Parent’s sales representative are marketed and sold under the Siemens brand. In connection with this arrangement, Parent reimburses CTI for all directly related sales and marketing expenses, up to $10 million annually. During the year ended September 30, 2004, CTI recorded $4.0 million of revenue for the reimbursement of sales and marketing expenses.

Service contracts entered into in connection with scanner sales in the United States after May 1, 2004 are divided equally between CTI and Siemens in terms of revenue. Siemens and CTI are free to independently pursue sales of service contracts to the installed base of CPS scanner customers. Each CTI sales order executed but not filled prior to May 1, 2004 will be concluded by CTI.

During the two-year term of the Agency Agreement, CTI agreed to cease its sales and service of PET and PET/CT scanners in international markets, except in South Korea and Japan. All existing scanner service contracts in international markets other than South Korea and Japan were assigned to Parent or to other affiliates of Siemens AG. During the term of the Agency Agreement, CTI has agreed not to enter or re-enter any international market to sell or service PET or PET/CT scanners, except that CTI may continue to pursue its existing business in South Korea and may retain its existing distribution agreement in Japan. In exchange for the assignment of the international service contracts, the covenant not to compete in the United States and international markets other than South Korea and Japan, certain price reductions for detector materials on international scanner sales, and as compensation for the cost of closing certain international operations, Parent paid CTI $2.2 million. CTI recognized $1.1 million as revenue during the year ended September 30, 2004, in association with the assignment of international service contracts. The remaining amount is being amortized over the two-year term of the agreement concurrent with our LSO price reduction and non-compete commitments. During the year ended September 30, 2004 $0.2 million was amortized into earnings.

Under the Agency Agreement, Parent serves as CTI’s non-exclusive representative to offer for sale products manufactured by CTI and its subsidiaries to Parent’s customers. Subject to the expiration or termination of any existing agreements for the provision of cyclotrons or radiopharmaceuticals to Parent’s customers, Parent has agreed to offer exclusively CTI’s cyclotrons, radiopharmaceuticals and calibration sources for sale to Parent’s customers.

The parties also agreed to certain changes in transfer prices charged to and received from CPS. Parent and CTI agreed to reduce the transfer prices for CT components and LSO detector materials, respectively, sold to CPS. These price reductions are being passed on, dollar-for-dollar, in the form of lower transfer prices on scanners sold by CPS to Parent. CPS agreed to a second round of transfer price reductions on scanners sold to Parent, which are expected to become effective during fiscal year 2005.

The initial term of the Agency Agreement is two years commencing May 1, 2004, and the term will be extended automatically for additional one-year periods unless either party provides written notice, as required, of its election not to renew. In the event the Agency Agreement is terminated by Parent for any reason, CTI has the right to resume distribution of PET and PET/CT scanners in competition with Parent.

Parent also executed an agreement with Mirada, under which Parent pays Mirada a fee to install Mirada’s image-fusion software on every workstation sold worldwide with a Siemens-branded PET or PET/CT scanner.

Following the exercise of the put/call right, the Agency Agreement will terminate and our distribution agreement with CPS will be reactivated; as a result, our right to distribute PET products manufactured by CPS will resume and can continue through at least 2010. During the term of our distribution agreement, we will have access to new products developed by CPS on the same terms and conditions that CPS grants distribution rights to Parent.

Credit Facility

Pursuant to the terms of our revolving credit facility, CPS is allowed to borrow up to $55.0 million under the credit facility to finance its operations. At September 30, 2004, CPS had no outstanding balance under the credit facility. CPS pays its pro rata portion of all fees and commissions under this credit facility. Our subsidiaries guarantee all obligations under the credit facility, except that the guarantee by CPS is limited to $55.0 million and does not include any advances under the credit facility that are loaned (on an intercompany basis) to our PETNET subsidiary. The credit facility and the obligations of our subsidiary guarantors under the credit facility are secured by a lien on substantially all of our assets (including the capital stock or other forms of ownership interests we hold in our subsidiaries) and the assets of our subsidiary guarantors, except that the lien securing the guarantee of CPS is principally limited to the accounts receivable and inventory of CPS.

Other Relationships

In addition to the relationships previously discussed, we have entered into various other commercial arrangements with Siemens AG and Parent. For example, Parent and CPS have an agreement pursuant to which Parent supplies CPS with CT scanners for the purpose of manufacturing a combined PET/CT scanner. Parent also provides us with replacement parts, training and other support for the CT scanners incorporated into the combined PET/CT systems. CPS also has a license to use Siemens AG’s syngo® software which is an important component of the operating system for the PET/CT.

Corridor Park Limited Partnership II

Since September 2000, we have entered into a series of lease agreements with Corridor Park Limited Partnership II for office space located at 830 Corridor Park Boulevard in Knoxville, Tennessee. Certain of our officers, directors and principal stockholders, including Terry Douglass and Ronald Nutt, are partners of Corridor Park Limited Partnership II. As of the date of this information statement, we are a party to two leases with Corridor Park Limited Partnership II under which we lease approximately 29,725 square feet of office space. We have renewed both leases for a term ending July 14, 2006. Rent under both leases is $9.00 per square foot, plus a pro rata share of maintenance, taxes, insurance and other expenses. We also pay as additional rent the unamortized cost of certain build-out construction that was completed at our request. Currently, we use this property for administrative offices and manufacturing space related principally to the operations of our wholly owned subsidiary CTI Concorde Microsystems, LLC (“Concorde”).

CMS Partners, Inc. (formerly known as Concorde Microsystems, Inc.)

Pursuant to an Asset Purchase Agreement dated as of June 17, 2004, we purchased substantially all of the business and assets and certain liabilities of Concorde Microsystems, Inc. (“CMSI”), including the name “Concorde”, and organized Concorde to operate the acquired business, assets, and liabilities. Ronald Nutt’s son,

Robert E. Nutt, the President of CMSI, and Ronald Nutt’s daughter in the aggregate owned more than ten percent of CMSI’s capital stock. The aggregate purchase price was $41,899,000 including $20,500,000 of cash and 1,480,465 Shares valued at $21,399,000 based on the average closing price two days before and two days after the announcement of the acquisition. The purchase price allocation is subject to refinement as additional transaction related costs may be incurred. Under the Asset Purchase Agreement, we may be required to make additional payments if Concorde’s gross margin exceeds defined goals for 2005 and 2006. Following the acquisition, CMSI changed its name to “CMS Partners, Inc.”

In addition to the acquisition agreement, we have entered into a number of agreements with CMSI. In October 1999, CTI and CPS entered into a MicroPET Agreement with CMSI pursuant to which CPS granted CMSI a license to the rights of CPS under the 1994 Collaboration Agreement with UCLA to data and other results of research performed by UCLA related to PET and nuclear medicine, including research related to high resolution (less than 2mm) PET for animals. In the MicroPET Agreement, CPS granted CMSI a non-exclusive royalty-free license for the sole purpose of production by CMSI of products for use in the high resolution animal PET market. All technology developed by CMSI useful in the design, development or production of PET scanners for humans belongs to CPS. All technology developed by CMSI that is useful in the development of PET scanners for animal applications belongs to CMSI. For a period of five years, CPS agreed to sell to CMSI, equipment and components needed to develop animal scanners and CMSI agreed to sell MicroPET scanners and related equipment for resale by CPS. CMSI purchases equipment and component parts to develop PET scanners for animals from CPS at approximately the same price at which CPS sells such equipment and components to its third-party distributors for use as spare and replacement parts. CMSI also acquires LSO from CTI at substantially the same price at which CTI sells LSO to CPS. The MicroPET Agreement has a five-year term, but CPS has retained the right to begin developing PET scanners for animals upon 180 days’ notice to CMSI. As part of the acquisition, Concorde acquired CMSI’s rights and obligations under the MicroPET Agreement.

As part of the transactions contemplated by the MicroPET Agreement, CPS entered into a Patent and Technology Sublicense Agreement. Pursuant to this Sublicense, CPS granted CMSI a non-exclusive, royalty-free right to use the materials and methods covered by the LSO patents in the field of detector systems for high resolution animal PET scanners. The Patent and Technology Sublicense Agreement expires on the date that CTI’s license to use the LSO technology expires.

Effective October 1, 1999, CPS and CMSI entered into a Development and Exclusive Supply Agreement pursuant to which CPS engaged CMSI to develop, manufacture and supply application specific integrated circuits (commonly referred to as ASICs) used in the PET scanners manufactured by CPS. CPS agreed to pay CMSI for its development costs, production set-up costs and design maintenance procedures incurred in connection with the development and production of these ASICs. CPS agreed that upon the successful development of the circuits, CMSI would be the exclusive supplier of the circuits. CPS also agreed to acquire at least $50,000 worth of circuits from CMSI each year during the term of the agreement. All technology developed by CMSI in the performance of the agreement belongs to CPS. CMSI agreed not to engage in or own an interest in a business competitive with CPS or to design circuits for any competitor of CPS for a period of five years after the new circuits are developed. The agreement had a five-year term. In connection with the ASIC Agreement and prior to our acquisition of the business and assets of CMSI, CPS paid CMSI $269,000 for the year ended September 30, 2004. Following our acquisition of the business and assets of CMSI, CMSI retained all of its rights and obligations under the ASIC Agreement.

In September 2002, we entered into an agreement with CMSI under which our CTI Solutions division was granted an exclusive, royalty-free license to distribute CMSI products throughout the continental United States and Canada. We were responsible for sales, marketing and education activities while CMSI was responsible for all product warranty, installation, training, service and technical support. During the year ended September 30, 2004 prior to our acquisition of the business and assets of CMSI, our total sales and cost of sales of CMSI products under this distribution agreement were $4,398,000 and $4,021,000, respectively. In connection with the acquisition of the business and assets of CMSI, this distribution agreement was terminated.

On September 5, 2002 we entered into an LSO Supply Agreement with CMSI pursuant to which we agreed to provide CMSI with LSO. This agreement expires upon the termination of our license with Schlumberger to use the LSO technology. In this agreement, CTI agreed not to sell LSO to another third party engaged in the development or manufacture of PET scanners for use in animal applications. During the year ended September 30, 2004 and prior to the acquisition of the business and assets of CMSI, our LSO sales to CMSI were $1,371,000.

UCLA Relationship

One of our directors, Dr. Michael E. Phelps, is the chair of UCLA’s Department of Molecular and Medical Pharmacology. In February 1994 we entered into a collaboration agreement with UCLA for the development of new technologies for the PET and radiopharmaceutical equipment markets. In this agreement, UCLA agreed to provide its facilities and research personnel to assist in the development process. We agreed to provide UCLA PET and radiopharmaceutical equipment at a price equal to our production cost, with the objective being that UCLA would have the state-of-the-art PET equipment for use in the collaboration program. We have a first right to obtain a license from UCLA for inventions developed solely by UCLA relating to PET and radiopharmaceuticals technology, provided UCLA has no existing licensing obligations to a third party sponsor of research. We also have a right to license UCLA’s undivided interest in any jointly developed inventions. The royalties for any license are subject to the terms of a mutual agreement between us and UCLA. The 1994 collaboration agreement had an initial five-year term with the right of the parties to extend the agreement for additional two year terms. The agreement was extended until January 2003.

In 2000, we entered into a second collaboration agreement with UCLA to further enhance our development efforts relating to radiopharmaceuticals. Through this collaboration agreement, we created the LA Tech Center. In the collaboration agreement, UCLA’s Department of Molecular and Medical Pharmacology agreed to conduct research activities and specialized research services. We pay for all cost incurred in connection with the prosecution of patent applications and maintenance of issued patents directed to selected research results under this agreement. We agreed to provide personnel at no cost to work in the LA Tech Center. We also agreed to provide UCLA with PET and radiopharmaceutical equipment and radiopharmaceutical probes at a price equal to our production cost. In consideration for the research services, we agreed to pay UCLA a monthly research fee, specific research fees and an incentive fee. The incentive fee is based on net revenues that we receive from the sale of products produced at the LA Tech Center. We also pays UCLA royalties for technology we license from UCLA. The collaboration agreement entered into during 2000 has a five-year term. UCLA has granted us the first option to negotiate for an exclusive a license to any UCLA inventions and jointly developed inventions under this agreement for the purpose of commercial development.

In January 2003, we entered into a third collaboration agreement with UCLA, which substantially superseded the 1994 collaboration agreement. Under the new collaboration agreement, we and UCLA have agreed to focus our research efforts on the improvement of hardware and software for PET and PET/CT medical imaging; we and UCLA cooperate from time to time to focus this development effort. We have agreed to provide UCLA with PET and nuclear medicine equipment at a price equal to our production cost, with the objective being that UCLA will continue to have the state-of-the-art PET equipment for use in the collaboration program. We have a right of first refusal to negotiate for an exclusive license to inventions developed solely by UCLA, and to UCLA’s rights in any inventions jointly developed by UCLA and us, relating to PET and nuclear medicine technology. The royalties for any license are subject to the terms of future agreement by us and UCLA.

Other Relationships

We employ Patrick Phelps, Dr. Phelps’s son, as a Product Manager in our sales force for the sale of microPET® scanners manufactured by Concorde. During the fiscal year ended September 30, 2004, Patrick Phelps’s total compensation was in excess of $60,000. We believe this level of compensation is substantially similar to other of our employees fulfilling similar functions.

Our director Hamilton Jordan is a partner in Jordan & Davis Partners, LLC (“Jordan-Davis”), in which he holds a 50% interest. In March 2002 we entered into a Consulting and Sales Agency Agreement with Jordan-Davis, in which we appointed Jordan-Davis as our sales agent and representative in the state of Georgia, and made the appointment exclusive for sales resulting from the activities of the Georgia Cancer Coalition (the “GCC”) and sales to the GCC’s member hospitals. This agreement covers all products which we sell or distribute. Under the Consulting and Sales Agency Agreement, Jordan-Davis agreed to use its best efforts to obtain customers for our products in Georgia, and to provide us with consulting services to assist us in making sales to those customers. We pay Jordan-Davis an annual consulting fee and additional fees based on sales of our products and services in Georgia. In each of the fiscal years ended September 30, 2004 and September 30, 2003, we paid Jordan-Davis a total of $100,000 in fees in each such year under the Consulting and Sales Agency Agreement. In addition, pursuant to the Consulting and Sales Agency Agreement we granted Jordan-Davis two warrants to purchase an aggregate of 72,000 Shares stock at an exercise price of $6.56 per share. One of these warrants, for 40,000 Shares, expires 90 days following the termination or expiration of the Consulting and Sales Agency Agreement. The other warrant, for 32,000 Shares, expires either 90 days following the termination or expiration of the Consulting and Sales Agency Agreement or on February 7, 2007, whichever is later.

PERFORMANCE GRAPH

The following graph compares the cumulative total stockholder return on our common stock with the cumulative total stockholder return on the Nasdaq Stock Market Index and the Nasdaq Medical Equipment Index commencing on June 21, 2002, which was the first day our common stock began trading on the Nasdaq Stock Market, through September 30, 2004. The closing price of our common stock on June 21, 2002 was $19.50, the initial public offering closing price. The graph assumes a $100 investment on June 21, 2002 in our common stock and in each index for comparative purposes. Total return equals appreciation in stock price and assumes that all dividends are reinvested.

The comparison in the graph below is based solely on historical data and is not intended to forecast the possible future performance of our common stock. We cannot assure you that the performance of our common stock will continue into the future with the same or similar trends as indicated in the graph. We will not make or endorse any predictions as to future performance of our common stock.

COMPARISON OF 27 MONTH CUMULATIVE TOTAL RETURN*

AMONG CTI MOLECULAR IMAGING, INC., THE NASDAQ STOCK MARKET (U.S.) INDEX

AND THE NASDAQ MEDICAL EQUIPMENT INDEX

*$100 invested on 6/20/02 in stock or on 5/31/02 in index-including reinvestment of dividends. Fiscal year ending September 30.

	06/02	06/02	09/02	12/02	03/03	06/03	09/03	12/03	03/04	06/04	09/04
CTI Molecular Imaging, Inc.	100.00	134.94	148.82	145.06	115.29	109.71	86.88	99.47	85.82	83.41	47.47
Nasdaq Stock Market (U.S.)	100.00	94.54	88.14	82.08	74.10	90.87	104.72	117.30	123.96	124.40	117.01
Nasdaq Medical Equipment	100.00	91.87	81.59	85.40	86.31	99.74	115.57	124.22	132.92	139.71	130.92

Source: Research Data Group, Inc.

The performance comparisons noted in the graph above shall not be deemed incorporated by reference into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934 by any general statement incorporating this proxy statement by reference into any such filing, except to the extent that we specifically incorporate this graph by reference, and shall not otherwise be deemed filed under such acts.

March 18, 2005	Bear, Stearns & Co. Inc.
383 Madison Avenue New York, New York 10179 www.bearstearns.com

The Board of Directors

CTI Molecular Imaging, Inc.

810 Innovation Drive

Knoxville, TN 37932

Ladies and Gentlemen:

We understand that CTI Molecular Imaging, Inc. (“CTI”) and Siemens AG (“Siemens”) have entered into an Agreement and Plan of Merger (the “Agreement”) pursuant to which MI Merger Co. (“Merger Sub”), a wholly-owned subsidiary of Siemens, will commence a tender offer to purchase all issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”) of CTI (the “Offer”) at a price of $20.50 per Share, net to the seller in cash. Following consummation of the Offer, Merger Sub will merge with and into CTI with CTI as the surviving corporation (the “Merger”) (the Merger together with the Offer, the “Transaction”). Pursuant to the Merger, those shareholders who do not tender their outstanding shares pursuant to the Offer will receive $20.50 per Share in cash. The cash amount pursuant to the Offer and the cash amount pursuant to the Merger are herein defined as the “Purchase Price”. The terms and conditions of the Transaction are more fully set forth in the Agreement, a draft of which you have provided us. We also understand that Messrs. Douglas, Ronald Nutt, Robert Nutt, and Phelps and their respective affiliates, who as of March 17, 2005, collectively own approximately 27% of the outstanding Shares, have each entered into an agreement with Siemens pursuant to which such shareholder will be obligated to tender his Shares in the Offer.

You have asked us to render our opinion as to whether the Purchase Price is fair, from a financial point of view, to the shareholders of CTI (other than Siemens or any of its direct or indirect subsidiaries).

In the course of performing our review and analyses for rendering this opinion, we have:

•	reviewed a draft of the Agreement;

•	reviewed CTI’s publicly available Annual Reports to Shareholders and Annual Reports on Form 10-K for the years ended September 30, 2002, 2003 and 2004, its Quarterly Report on Form 10-Q for the period ended December 31, 2004 and its Reports on Form 8-K for the three years ended the date hereof;

•	reviewed CTI’s preliminary unaudited financial results from January 1, 2005 through February 28, 2005 as prepared by CTI management;

•	reviewed certain operating and financial information relating to CTI’s business and prospects, including projections for the four years ended September 30, 2008, all as prepared and provided to us by CTI’s management (the “Projections”);

•	met with certain members of CTI’s senior management to discuss CTI’s business, operations, historical and financial results and future prospects;

•	reviewed the reported historical prices, trading multiples and trading volumes of the Shares;

•	reviewed publicly available financial data, stock market performance data and trading multiples of companies which we deemed generally comparable to CTI;

•	reviewed the terms of recent mergers and acquisitions (to the extent publicly available) of companies which we deemed generally comparable to CTI and the Transaction;

The Board of Directors

CTI Molecular Imaging, Inc.

March 18, 2005

•	performed discounted cash flow analyses based on the Projections furnished to us;

•	conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information reviewed by us for the purposes of this opinion, including, without limitation, the Projections. With respect to CTI’s projected financial results, we have relied on representations that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of CTI as to the expected future performance of CTI. We have not assumed any responsibility for the independent verification of any such information or of the Projections, and we have further relied upon the assurances of the senior management of CTI that they are unaware of any facts that would make the information and Projections provided to us incomplete or misleading.

In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (contingent or otherwise) of CTI, nor have we been furnished with any such appraisals. We have assumed that the final executed Agreement will not materially differ from the draft Agreement reviewed by us. In addition, we have assumed that the Transaction will be consummated in a timely manner and in accordance with the terms of the Agreement without any limitations, restrictions, conditions, amendments or modifications, regulatory or otherwise, that collectively would have a material effect on CTI.

We have acted as a financial advisor to CTI in connection with the Transaction and will receive a customary fee for such services, a substantial portion of which is contingent on successful consummation of the Transaction. In June 2002, we acted as a lead underwriter in the initial public offering of CTI’s common stock for which we received customary fees. In the ordinary course of business, Bear Stearns and its affiliates may actively trade the equity and debt securities and/or bank debt of CTI and/or Siemens and their affiliates for our own account and for the account of our customers and, accordingly, may at any time hold a long or short position in such securities or bank debt.

It is understood that this letter is intended solely for the benefit and use of the Board of Directors of CTI and does not constitute a recommendation to the Board of Directors of CTI as to how to vote in connection with their consideration of the Agreement nor does this letter constitute a recommendation to any holders of CTI common stock as to whether to tender shares of CTI common stock pursuant to the Offer, and/or as to how to vote in connection with the Merger. This opinion does not address CTI’s underlying business decision to pursue the Transaction, the relative merits of the Transaction as compared to any alternative business strategies that might exist for CTI of the effects of any other transaction in which CTI might engage. This letter is not to be used for any other purpose, or be reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any filing made by CTI with the Securities and Exchange Commission to be distributed to the holders of the Shares in connection with the Transaction. Our opinion is subject to the assumptions and conditions contained herein and is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof. Subsequent developments may affect this opinion and we assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof.

Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Purchase Price is fair, from a financial point of view, to the shareholders of CTI (other than Siemens or any of its direct or indirect subsidiaries).

Very truly yours,

BEAR, STEARNS & CO. INC.

By:	/S/ KEVIN P. CLARKE
Kevin P. Clarke Senior Managing Director